Edwards Lifesciences Corporation

Annual Report 2002


03055203


SEC MAIL PROCESSING
RECEIVED
APR 10 2003
WASH. D.C. 181 SECTION

SCIENCE



Edwards

At Edwards Lifesciences,
science is driven by life. Mindful
of the profound suffering of
millions of people with advanced
cardiovascular disease, we pursue
scientific solutions that will add
years of quality to their lives.

OUR BUSINESS IS GROUNDED IN SCIENCE...



AND HONESTY.

SERVING THE INDIVIDUAL AND THE WORLD.





AND SETTING
THE STANDARDS
FOR AN INDUSTRY.

BALANCING INNOVATION


AND MAINTAINING


IT'S ABOUT THE
POWER

OF A TRUSTED
PARTNER.



At Edwards, we intend to shape future treatments. An approximately 20 percent increase in research and development spending in 2002 attests to Edwards' commitment to the scientific exploration of new technologies to fulfill unmet clinical needs in cardiovascular disease. A major component of our strategy involves extending our leading heart valve therapy and critical care franchises.

As the worldwide leader in heart valve replacement and repair, Edwards is redefining the state of the art and driving the continuing shift to tissue valves based on their significant quality-of-life advantages over mechanical valves. The latest addition to our portfolio is the Carpentier-Edwards PERIMOUNT Magna aortic heart valve, launched in Europe and Canada in 2002, with a U.S. approval expected in 2003. Because of their proven durability and performance, Edwards' PERIMOUNT pericardial tissue valves are particularly welcomed by patients who wish to maintain their normal active lifestyles. The Perimount Magna valve incorporates technological advancements gained in Edwards' 20 years of pericardial experience, resulting in a valve uniquely engineered for maximized blood flow for an individual patient's anatomy. The Perimount Magna valve illustrates Edwards' continuing commitment to develop innovative heart valve therapies for clinicians and their patients.





In partnership with our
clinician-customers and business
partners, Edwards is also
developing new therapeutic
platforms – in such areas as
peripheral vascular disease,
endovascular heart valve therapies
and specialty surgical
technologies – as part of our
goal to transform into a
faster-growing company.
As with the products in our
core franchises, we hold these
new technologies to the
highest standard of quality,
performance and science.

Peripheral vascular disease, a narrowing within the arteries that carry blood throughout the body, results in severe discomfort and, when untreated, a four-fold increase in the risk for heart attack or stroke. Edwards' initiative in peripheral stents – tiny metal tubes inserted into restricted vessels through a catheter-based delivery device to open the vessels and help maintain proper blood flow – holds great promise for this under-treated condition. Edwards has forged partnerships to create a new platform in the $600 million peripheral vascular stent market. LifeStent, a unique and innovative *technology whose helical design is inspired by the DNA molecular structure – nature's* building block – was first implanted in patients in 2002, and Edwards plans to have a broad offering of balloon- and self-expanding devices in the U.S. and Europe in mid-2003.





While advancing the state of
the art in current approaches,
Edwards also is pursuing possible
future breakthroughs that might
someday revolutionize the way
advanced cardiovascular diseases
are treated. And whether we
are further strengthening our core
franchises, building emerging
franchises or developing
breakthrough treatment options,
our focus is the same: improving
the lives of those who suffer
from cardiovascular disease.

Edwards introduced the practice of hemodynamic monitoring with the first Swan-Ganz catheter in the 1970s, and we continue to pave the way with new technologies that enhance diagnostic capabilities in critical and intensive care. Our latest critical care innovation, the PreSep central venous oximetry catheter, is part of an important new medical regimen to address sepsis, the spread of an infection that may lead to multi-organ failure and is the leading cause of death in non-coronary intensive care units. A study recently published in the *New England Journal of Medicine* found that this new medical regimen, including use of the central venous oximetry catheter to perform early monitoring of a patient's oxygen saturation ($ScvO_2$) and other hemodynamic parameters, resulted in dramatic reductions in patient mortality and treatment costs.



FINANCIAL REVIEW

Reconciliation of GAAP to
Non-GAAP Figures S30

Unaudited Pro Forma
Consolidated Statements of Operations S32

Selected Financial Data S33

Management's Discussion and Analysis of
Financial Condition and Results of Operations S34

Report of Management S48

Report of Independent Accountants S49

Consolidated Balance Sheets S50

Consolidated Statements of Operations S51

Consolidated Statements of Cash Flows S52

Consolidated Statements of Stockholders' Equity
and Comprehensive Income (Loss) S53

Notes to Consolidated Financial Statements S54

Corporate Information S76

Corporate Officers S78

FINANCIAL HIGHLIGHTS

The following graphs contain figures that are not prepared in conformity with Generally Accepted Accounting Principles ("GAAP"). See page S30 for a reconciliation of the difference between the GAAP and the non-GAAP figures.

Gross Profit as a Percentage of Sales

Again in 2002, Edwards improved its gross profit margin through strong sales of higher-margin Cardiac Surgery products.


2000
47.3%
2001
53.2%
2002
57.5%

R&D as a Percentage of Sales

Edwards' 19% R&D growth in 2002 signifies its commitment to enriching its product pipeline.


2000
6.8%
2001
7.9%
2002
9.3%

Net Income* (in millions)

Edwards recorded 32% net income growth in 2002, exceeding its goal of 27-plus %.

*Excludes non-recurring items



2000
$51
2001
$63
2002
$83

Total Debt (in millions)

In addition to repurchasing shares, Edwards used its strong cash flows to reduce total debt by $65 million in 2002.



4/1/00
$529
12/31/00
$428
12/31/01
$311
12/31/02
$246

SALES HIGHLIGHTS

2002 Sales by Product Line*

Edwards enjoys market-leading positions in all of its key product lines.


A
B
C
D
E

(A) Cardiac Surgery 48%

(B) Critical Care 32%

(C) Vascular 7%

(D) Perfusion 8%

(E) Other Distributed Products 5%

*Adjusted for the impact of Japan on a consolidated basis and foreign exchange

2002 Sales by Region*

Edwards has an extensive global presence and provides life-saving products to approximately 100 countries around the world.


A
B
C
D

(A) United States 47%

(B) Europe 22%

(C) Japan 22%

(D) Rest of World 9%

* Adjusted for the impact of Japan on a consolidated basis and foreign exchange

Sales Growth*

In 2002, Edwards' strong Cardiac Surgery performance and new product launches drove top line growth.

** Adjusted for the impact of divestitures and foreign exchange; 2002 is also adjusted for Japan on a consolidated basis and the assumption of direct sales*


2002
7.0%
2001
4.4%
2000
1.3%

RECONCILIATION OF GAAP TO NON-GAAP FIGURES

The following tables reconcile GAAP figures to the figures stated in the Letter to Shareholders and graphs in this annual report that are not prepared in conformity with GAAP. These non-GAAP figures are adjusted for the impact of foreign exchange, divestitures, the assumption of direct sales responsibility and the associated buy-back of inventory in the remaining countries where Baxter International Inc. was the Company's distributor, the acquisition of the Japan business, and/or other non-recurring items. Management has determined that inclusion of these non-GAAP figures provides a more meaningful comparison of the Company's operating results for the periods presented and better reflect the Company's ongoing operations. For more information, see Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") and the notes to the consolidated financial statements ("Note").

Sales 2000-2002

(in millions)	**2002**	2001	2001	2000	2000	1999
Sales as reported (GAAP)	$ 704.0	$ 692.1	$ 692.1	$ 803.8	$ 803.8	$ 905.0
Adjustment for perfusion services divestiture	—	(58.9)	(58.9)	(117.3)	—	—
Adjustment for perfusion products divestiture	—	—	—	(29.4)	(29.4)	(52.1)
Adjustment for Novacor divestiture	—	—	—	(2.5)	(2.5)	(5.0)
Adjustment for Japan on a consolidated basis	—	27.3	—	—	—	—
Adjustment for Japan on a equity basis	—	—	—	(28.9)	(28.9)	(95.9)
Adjustment for assumption of direct sales[(a)]	3.8	—	—	—	—	—
Adjustment for foreign exchange	3.5	4.2	5.3	(14.1)	23.4	4.9
Underlying sales (non-GAAP)	$ 711.3	$ 664.7	$ 638.5	$ 611.6	$ 766.4	$ 756.9
Underlying sales growth (non-GAAP)	7.0%		4.4%		1.3%	

(a) Adjustment for the assumption of direct sales responsibility and the associated buy-back of inventory in the remaining countries where Baxter International Inc. was the Company's distributor.

Sales by Region 2002

	U.S.	Europe	Japan	R.O.W.
Reported sales by region as a percent of total sales (GAAP)	55%	22%	13%	10%
Adjustment for Japan on a consolidated basis	(6%)	(2%)	9%	(1%)
Adjustment for foreign exchange	(2%)	2%	0%	0%
Adjusted sales by region as a percent of total sales (non-GAAP)	47%	22%	22%	9%

Sales by Product Line	Cardiac Surgery	Critical Care	Vascular	Perfusion	Other Distributed Products
Reported sales by product line as a percent of total sales (GAAP)	52%	33%	7%	6%	2%
Adjustment for Japan on a consolidated basis	(4%)	(1%)	0%	2%	3%
Adjusted sales by product line as a percent of total sales (non-GAAP)	48%	32%	7%	8%	5%

RECONCILIATION OF GAAP TO NON-GAAP FIGURES

Net Income 2000-2002

	2002	2001	2000
Net income, as reported (GAAP)	$ 55.7	$ (11.4)	$ (271.7)
Reconciling items, net of tax			
Tax benefit of perfusion services divestiture (see Note 14)	(20.1)	—	—
WorldHeart impairment charge (see Note 4)	54.1	—	—
Legal settlement, net (see Note 15)	(9.1)	—	—
Non-recurring spin-off expenses (see Non-recurring Spin-off Expenses in the MD&A)	2.3	—	11.0
Business divestitures, net (see Note 4)	—	56.3	258.0
Other non-recurring charges (see Note 4)	—	8.9	—
Asset dispositions and write downs, net (see Note 13)	—	3.9	—
Breaking of interest rate swap agreement (see Interest Expense, net in the MD&A)	—	3.7	—
Adoption of SFAS No. 133 (see Note 2)	—	1.5	—
Other non-recurring charges, personnel costs and charges for exit activities (see Note 4)	—	—	62.7
Costs associated with being an independent public company and interest expense associated with the Company's future debt facilities	—	—	(9.2)
Adjusted net income (non-GAAP)	$ 82.9	$ 62.9	$ 50.8

EBITDA 2002

	As Reported (GAAP)	As Adjusted (Non-GAAP)
Net income	$ 55.7	$ 82.9
Interest expense, net	11.5	11.5
Provision for income taxes[(a)]	0.3	29.1
Depreciation and amortization	40.4	40.4
EBITDA	$ 107.9	$ 163.8

(a) Difference between GAAP and non-GAAP figures relates primarily to the tax benefit of the perfusion services business divestiture and the tax impacts of the WorldHeart impairment charge and the legal settlement.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

The following pro forma information is provided for information purposes and does not represent the historical results of Edwards Lifesciences as reported in the Company's filings with the Securities and Exchange Commission.

The following table sets forth the consolidated statements of operations, excluding certain items as detailed on page S30. This table should be read in conjunction with Edwards Lifesciences' "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements" found elsewhere in this Annual Report to Shareholders. Results prior to April 1, 2000 are pro forma as Edwards Lifesciences was part of Baxter through the close of business on March 31, 2000. See Note 4 to the "Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussions of the effects of certain asset divestitures on Edwards Lifesciences' operations.

Twelve Months Ended December 31, (in millions, except per share data)	**2002**	2001	2000
Net sales	$ 704.0	$ 692.1	$ 775.0
Cost of goods sold	299.1	323.7	411.1
Gross profit	404.9	368.4	363.9
Selling and general expenses	227.9	203.2	198.9
Research and development expenses	65.2	55.0	53.7
Goodwill amortization	—	18.5	28.5
Other operating income	(11.0)	(16.4)	(17.4)
Operating income	122.8	108.1	100.2
Interest expense, net	11.5	16.7	27.3
Other expense, net	(0.7)	4.0	3.7
Income before provision for income taxes	112.0	87.4	69.2
Provision for income taxes	29.1	24.5	18.4
Net income	$ 82.9	$ 62.9	$ 50.8
Earnings per diluted share	$ 1.35	$ 1.03	$ 0.85
Operating Statistics			
As a percentage of net sales:			
Gross profit	57.5%	53.2%	47.0%
Selling, general and administrative expenses	32.4%	29.4%	25.7%
Research and development expenses	9.3%	7.9%	6.9%
Operating income	17.4%	15.6%	12.9%
Income before provision for income taxes	15.9%	12.6%	8.9%
Net income	11.8%	9.1%	6.6%
Effective tax rate	26.0%	28.0%	26.6%

SELECTED FINANCIAL DATA

The following table sets forth selected financial information with respect to Edwards Lifesciences. The information set forth below should be read in conjunction with Edwards Lifesciences' "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Consolidated Financial Statements" found elsewhere in this document. No per share data for the years 2000 and prior have been presented because Edwards Lifesciences' earnings were part of Baxter's earnings through the close of business on March 31, 2000. See Note 4 to the "Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for discussions of the effect of certain asset divestitures on Edwards Lifesciences' operations.

As of or for the years ended December 31 (in millions, except per share data)	**2002**	2001	2000	1999	1998
Operating Results[a]					
Net sales	$ 704.0	$ 692.1	$ 803.8	$ 905.0	$ 865.0
Gross profit	404.9	368.4	380.5	439.0	399.0
Income (loss) from continuing operations[b]	55.7	(11.4)	(271.7)	82.0	62.0
Balance Sheet Data					
Total assets[c]	$ 1,008.2	$ 982.9	$ 1,106.7	$ 1,437.0	$ 1,483.0
Long-term debt and lease obligations	245.5	309.8	367.2	—	—
Common Stock Information					
Income (loss) from continuing operations per common share:					
Basic	$ 0.94	$ (0.19)	$ —	$ —	$ —
Diluted	0.91	(0.19)	—	—	—
Cash dividends declared per common share	—	—	—	—	—

(a) The results prior to April 1, 2000 present Edwards Lifesciences on a divisional basis as it had historically been operated as part of Baxter. From April 1, 2000 (the date following the distribution of the Company's common stock to stockholders of Baxter) to September 30, 2002, Edwards Lifesciences Japan business is presented on an equity basis as opposed to the consolidation method reflected in the historical results. Commencing October 1, 2002, the Company began reporting the results of its Japan business on a fully consolidated basis. See "Joint Venture in Japan" in Management's Discussion and Analysis of Financial Condition and Results of Operations for more information.

(b) See Note 4 to the "Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding non-recurring charges of $67.4 million, $83.0 million and $312.2 million during 2002, 2001 and 2000, respectively.

(c) See Note 4 to the "Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding the write down of goodwill of $80.7 million and $282.0 million during 2001 and 2000, respectively.

The following discussion and analysis present the factors that had a material effect on the results of operations of Edwards Lifesciences during the three years ended December 31, 2002. Also discussed is Edwards Lifesciences' financial position as of December 31, 2002. You should read this discussion in conjunction with the historical consolidated financial statements and related notes included elsewhere in this document.

Certain disclosures prepared in accordance with Generally Accepted Accounting Principles ("GAAP") contained in this discussion are accompanied by disclosures that are not prepared in conformity with GAAP. These non-GAAP disclosures generally:

- exclude the impacts of foreign exchange;
- present Japan on a consolidated basis for all periods (see "Joint Venture in Japan"); and
- exclude the impacts of divestitures and other non-recurring charges (see "Disposition of Assets and Other Non-Recurring Charges, net").

Management has determined that inclusion of these non-GAAP disclosures provides a more meaningful comparison of the Company's operating results for the periods presented in this discussion and better reflects the Company's ongoing operations.

Overview

Edwards Lifesciences is a global provider of products and technologies that are designed to treat advanced cardiovascular disease. Edwards Lifesciences focuses on providing products and technologies to address four main cardiovascular disease states:

- heart valve disease;
- coronary artery disease;
- peripheral vascular disease; and
- congestive heart failure.

The products and technologies provided by Edwards Lifesciences to treat cardiovascular disease are categorized into five main areas:

- Cardiac Surgery;
- Critical Care;
- Vascular;
- Perfusion; and
- Other Distributed Products.

Edwards Lifesciences' cardiac surgery portfolio is comprised primarily of products relating to heart valve therapy, transmyocardial revascularization, and cannula used during open-heart surgery. Edwards Lifesciences is the world's leader in, and has been a pioneer in the development and commercialization of, tissue valves and repair products used to replace or repair a patient's diseased or defective heart valve. In the critical care area, Edwards Lifesciences is a world leader in hemodynamic monitoring systems used to measure a patient's heart function, and also provides central venous access products for fluid and drug delivery. Edwards Lifesciences' vascular portfolio includes a line of balloon catheter-based products, surgical clips and inserts, angioscopy equipment, artificial implantable grafts, and an endovascular system used to treat life-threatening abdominal aortic aneurysms less invasively. In the perfusion category, Edwards Lifesciences develops, manufactures and markets, in regions outside the United States and Western Europe, a diverse line of disposable products used during cardiopulmonary bypass procedures, including oxygenators, blood containers, filters and related devices. Effective June 30, 2001, the Company sold its perfusion services business in the United States to an affiliate of Fresenius Medical Care AG (see "Disposition of Assets and Other Non-Recurring Charges, net"). The Company continues to maintain a small perfusion services business in Europe. Lastly, other distributed products include sales of intra-aortic balloon pumps, pacemakers, angioplasty systems and other products sold though the Company's distribution network in Japan, and miscellaneous pharmaceutical products sold in the United States.

The health care marketplace continues to be competitive. There has been consolidation in Edwards Lifesciences' customer base and among its competitors, which has resulted in pricing and market share pressures. Edwards Lifesciences has experienced increases in its labor and material costs, which are primarily influenced by general inflationary trends. Management expects these trends to continue.

Joint Venture in Japan The Japanese business is included in the Consolidated Statements of Operations for the three months ended March 31, 2000, consistent with the historical treatment of the Company's operations while a part of Baxter. Subsequent to the distribution of the Company's common stock to stockholders of Baxter on March 31, 2000 (referred to as the "Distribution"), the cardiovascular business in Japan was being operated pursuant to a joint venture under which a Japanese subsidiary of Baxter retained ownership of the Japanese business assets, but a subsidiary of Edwards Lifesciences held a 90% profit interest. Edwards Lifesciences was given an option to purchase the Japanese business assets that was exercisable no earlier than August 1, 2002 and no later than March 31, 2005. From April 1, 2000 to September 30, 2002, Edwards Lifesciences (a) recognized its shipments into the joint venture as sales at distributor price at the time the joint venture sold to the end customer, and (b) utilized the equity method of accounting to record its 90% profit interest in the operations of the joint venture in Other Operating Income.

On October 1, 2002, the Company acquired from Baxter for $19.0 million, net, the cardiovascular business in Japan. The purchase price excluded approximately $30 million of securitized accounts receivable. In the three months ended September 30, 2002, the Company recorded a $3.3 million charge for legal, administrative and regulatory expenses related to the acquisition. Commencing October 1, 2002 the Company began reporting the results of the Japan business on a fully consolidated basis. The acquisition did not materially impact the Company's net income as the terms of the joint venture agreement enabled Edwards Lifesciences to record substantially all of the net profit generated by the Japan business.

Results of Operations

Net Sales Trends The following table is a summary of domestic and international net sales:

	Years Ended December 31,			Percent Change	
(dollars in millions)	**2002**	2001	2000	**2002**	2001
United States	$ 383.3	$ 420.8	$ 481.8	(8.9%)	(12.7%)
International	320.7	271.3	322.0	18.2%	(15.7%)
Total net sales	$ 704.0	$ 692.1	$ 803.8	1.7%	(13.9%)

The net sales decreases in the United States during 2002 and 2001 were due primarily to the sale of the Company's perfusion services business in the United States effective June 30, 2001, partially offset by an increase in sales of cardiac surgery products. The 2001 decrease was also impacted by the sale of the Company's perfusion products line effective August 31, 2000 (see "Disposition of Assets and Other Non-Recurring Charges, net" for more information regarding the sales of the perfusion services and products lines).

The increase in international net sales in 2002 and the decrease in 2001 resulted primarily from the change in accounting for sales in Japan (see "Joint Venture in Japan"). Assuming the Japan business was consolidated for all periods presented, international net sales for the years 2002 and 2001 would have increased 4.5% and decreased 7.2%, respectively. Additionally, excluding the impact of changes in foreign currency exchange rates (primarily the movement of the United States dollar against the Euro and the Japanese Yen), international net sales for the years 2002 and 2001 would have increased 5.5% and 1.3%, respectively. These adjusted fluctuations were due primarily to an increase in sales of cardiac surgery products, offset in 2001 by the partial sale of the Company' perfusion products line effective August 31, 2000.

The impact of foreign currency exchange rate fluctuations on net sales would not necessarily be indicative of the impact on net income due to the corresponding effect of foreign currency exchange rate fluctuations on international manufacturing and operating costs, and Edwards Lifesciences' hedging activities. For more information, see "Quantitative and Qualitative Disclosure About Market Risk."

Net Sales by Product Line The following table is a summary of net sales by product line:

	Years Ended December 31,			Percent Change	
(dollars in millions)	**2002**	2001	2000	**2002**	2001
Cardiac Surgery	$ 365.9	$ 329.0	$ 311.2	11.2%	5.7%
Critical Care	230.3	209.9	217.3	9.7%	(3.4%)
Vascular	51.3	49.3	54.8	4.1%	(10.0%)
Perfusion	43.2	102.1	206.7	(57.7%)	(50.6%)
Other Distributed Products	13.3	1.8	13.8	638.9%	(87.0%)
Total net sales	$ 704.0	$ 692.1	$ 803.8	1.7%	(13.9%)

Commencing October 1, 2002 the Company began reporting the results of its Japan business on a fully consolidated basis. Assuming the Japan business was consolidated for all periods presented, net sales by product line would have been as follows:

	Years Ended December 31,			Percent Change	
(dollars in millions)	**2002**	2001	2000	**2002**	2001
Cardiac Surgery	$ 375.0	$ 338.6	$ 317.9	10.8%	6.5%
Critical Care	251.1	245.2	247.7	2.4%	(1.0%)
Vascular	53.3	52.3	57.3	1.9%	(8.7%)
Perfusion	58.6	122.6	221.3	(52.2%)	(44.6%)
Other Distributed Products	43.2	42.5	47.2	1.6%	(10.0%)
Total net sales	$ 781.2	$ 801.2	$ 891.4	(2.5%)	(10.1%)

Assuming the Japan business was consolidated for all periods presented, excluding the impact of foreign currency exchange rate fluctuations and assuming the sales of (a) the mechanical cardiac assist product line, (b) the perfusion product line, and (c) the perfusion services business had occurred as of January 1, 2000 (see "Disposition of Assets and Other Non-recurring Charges, net"), net sales by product line ("Adjusted Net Sales") would have changed as follows:

	Years Ended December 31,			Percent Change	
(dollars in millions)	**2002**	2001	2000	**2002**	2001
Cardiac Surgery	$ 376.4	$ 338.6	$ 308.7	11.2%	9.7%
Critical Care	258.6	250.6	240.5	3.2%	4.2%
Vascular	53.6	52.5	55.6	2.1%	(5.6%)
Perfusion	63.4	66.2	70.1	(4.2%)	(5.6%)
Other Distributed Products	49.0	46.4	46.2	5.6%	0.4%
Total net sales	$ 801.0	$ 754.3	$ 721.1	6.2%	4.6%

Cardiac Surgery The Adjusted Net Sales growth in 2002 and 2001 in cardiac surgery products resulted primarily from strong sales growth of pericardial tissue valves and heart valve repair products in the United States and Japan. Management expects that its heart-valve therapy products will continue to serve as a key driver of Edwards Lifesciences' sales growth.

Critical Care The Adjusted Net Sales growth in 2002 and 2001 in critical care products was due primarily to strong sales of advanced technology catheter products and access and hemofiltration products, partially offset by the decline in base hemodynamic catheters. Critical care products have been, and are expected to continue to be, significant contributors to Edwards Lifesciences' total sales.

Vascular The Adjusted Net Sales growth for vascular products for 2002 was primarily the result of initial sales of the Lifepath AAA endovascular graft system, which offset declining sales of the Company's base vascular products due to the ongoing shift to less invasive therapies and non-surgical options. The decline in Adjusted Net Sales for vascular products for 2001 resulted primarily from declines in base vascular products, and the wind-down of a distribution contract in France during 2001.

Management continues to see opportunities in less invasive peripheral vascular disease treatments and intends to build on the Company's strong base franchise by developing and marketing products such as (a) its Lifepath AAA endovascular graft system, which is currently being marketed in Europe and undergoing clinical studies in the United States, and (b) a broad peripheral stent offering, which is scheduled for launch in mid-2003.

Perfusion The Adjusted Net Sales decrease for perfusion for 2002 and 2001 was due primarily to an ongoing reduction of sales to Jostra AG, the purchaser during 2000 of the Company's line of perfusion products in Western Europe and the United States. Additionally, in 2001 there was a decline in perfusion services in Western Europe due to a continually increasing number of "beating heart" coronary artery bypass surgeries. The Company anticipates that sales of distributed perfusion products in certain regions and its sales to Jostra will continue to decline.

Other Distributed Products Other distributed products includes sales of intra-aortic balloon pumps, pacemakers, angioplasty systems and other products sold though the Company's distribution network in Japan, and miscellaneous pharmaceutical products sold in the United States. The increase in Adjusted Net Sales in 2002 is spread across several product categories.

Gross Profit

	Years Ended December 31,			Percentage Point Increase	
	2002	2001	2000	**2002**	2001
Gross profit as a percentage of net sales	57.5%	53.2%	47.3%	4.3 pts.	5.9 pts.

Reflecting the Japanese business on a consolidated basis for all periods presented, and assuming the sales of the mechanical cardiac assist product line, the perfusion products line and the perfusion services business (see "Disposition of Assets and Other Non-recurring Charges, net") had occurred on January 1, 2000, gross profit as a percentage of net sales ("Adjusted Percentage") would have been 57.7% in 2002, 57.1% in 2001 and 55.2% in 2000.

The increase in the Adjusted Percentage for 2002 and 2001 was due primarily to increased sales of higher-margin cardiac surgery products, offset in 2002 by the impact of foreign exchange.

Selling, General and Administrative ("SG&A") Expenses

	Years Ended December 31,			Percentage Point Increase	
	2002	2001	2000	**2002**	2001
SG&A expenses as a percentage of net sales	32.4%	29.4%	26.8%	3.0 pts.	2.6 pts.

Reflecting the Japanese business on a consolidated basis for all periods presented, and assuming the sales of the mechanical cardiac assist product line, the perfusion products line and the perfusion services business (see "Disposition of Assets and Other Non-recurring Charges, net") had occurred on January 1, 2000, SG&A expenses as a percentage of net sales ("Adjusted Percentage") would have been 33.5% in 2002, 32.8% in 2001 and 31.0% in 2000.

The increase in the Adjusted Percentage for 2002 was due primarily to increased spending on heart valve growth opportunities and the impact of foreign exchange. The Adjusted Percentage increase in 2001 was due primarily to additional personnel costs and expenses associated with the Company's operation as an independent company commencing April 1, 2000.

Research and Development Expenses

	Years Ended December 31,			Percentage Point Increase	
	2002	2001	2000	**2002**	2001
Research and development expenses as a percentage of net sales	9.3%	7.9%	6.8%	1.4 pts.	1.1 pts.

Reflecting the Japanese business on a consolidated basis for all periods presented, and assuming the sales of the mechanical cardiac assist product line, the perfusion products line and the perfusion services business (see "Disposition of Assets and Other Non-recurring Charges, net") had occurred on January 1, 2000, research and development expenses as a percentage of net sales ("Adjusted Percentage") would have been 8.7% in 2002, 7.8% in 2001 and 6.7% in 2000.

The Adjusted Percentage increases in research and development expenses related primarily to investments in the Company's peripheral vascular disease platform and other growth initiatives. These increases reflect Edwards Lifesciences' commitment to ongoing research and development to deliver advanced new products, to enhance the effectiveness, ease of use, safety and reliability of its current products and to expand the applications of its products as appropriate.

Goodwill Amortization

The elimination of goodwill amortization for the year 2002 resulted from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" (see "New Accounting and Disclosure Standards Issued"). Effective January 1, 2002, the accounting for goodwill changed from an amortization method to an impairment-only approach.

The reduction in goodwill amortization for the year 2001 resulted primarily from (a) the sale of the perfusion services business in the United States and the disposition of the related goodwill effective June 30, 2001, and (b) the write-down of goodwill related to the sale of the Company's line of perfusion products in the United States and Western Europe effective June 30, 2000 (see "Disposition of Assets and Other Non-Recurring Charges, net").

Disposition of Assets and Other Non-recurring Charges, net

2002

In September 2002, the Company recorded a $67.4 million pretax charge related to the impairment of its investment in preferred stock of World Heart Corporation ("WorldHeart"). The investment was written down to $6.2 million, which represented the value of the Company's preferred stock investment had it been converted into common stock at October 15, 2002. The decision to record the charge was based primarily on delays in WorldHeart's product development timelines, arising from its revised strategy.

2001

Loss on Sale of Assets ($68.2 million)

Effective June 30, 2001, the Company sold the stock of Edwards Lifesciences Cardiovascular Resources, Inc. ("ELCR") to Fresenius Medical Care AG ("Fresenius") for cash proceeds of $45.0 million (the "ELCR Sale"), resulting in a pre-tax loss of $68.2 million. ELCR provided and managed perfusionists, monitoring systems, capital equipment and disposable material on a contract service basis to hospitals in the United States and Puerto Rico.

The following unaudited pro forma consolidated condensed statement of operations gives effect to the ELCR Sale as if it had occurred on January 1, 2001 and excludes the $68.2 million loss on the sale. The unaudited pro forma consolidated condensed statement of operations does not purport to be indicative of either the results of future operations or the results of operations that would have occurred had the ELCR Sale been consummated on January 1, 2001. The following amounts are in millions, except per share amounts:

Year Ended December 31,	2001
Net sales	$ 631.1
Net income	45.9
Net loss per share:	
Basic	0.78
Diluted	0.75

Other Non-recurring Charges ($14.8 million)

Based upon the non-strategic nature and declining profitability of certain products in the Company's portfolio (including certain distributed products), the Company decided during the quarter ended June 30, 2001 to discontinue its sales effort of these products. The long-lived assets and the investments related to these products were evaluated to determine whether any impairment in their recoverability existed at the determination date. As a result, Edwards Lifesciences assessed whether the estimated cash flows of the products or investments over the estimated lives of the related assets were sufficient to recover their costs. Where such cash flows were insufficient, the Company utilized a discounted cash flow model to estimate the fair value of assets or investments and recorded an impairment charge to adjust the carrying values to estimated fair values. As a result of this evaluation, Edwards Lifesciences recorded a non-cash charge of $14.8 million primarily related to the impairment of intangibles ($8.3 million), the impairment of an investment ($5.5 million) and the write-down of non-productive assets ($1.0 million).

2000

Loss on Sale and Abandonment of Assets ($302.0 million)

During 2000, the Company sold the majority of its United States and Western European assets and rights related to its perfusion products to Jostra AG (the "Jostra Sale"). In accordance with SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges," the Company recorded a pre-tax impairment charge of $290.5 million in 2000 to reduce the carrying value of these assets to fair value based upon the estimated net proceeds from the Jostra Sale. Assets subject to this impairment charge consisted primarily of goodwill ($245.0 million) and special-use manufacturing and support assets. The goodwill impairment charge was calculated based upon a pro rata allocation of the goodwill using the relative fair values of the affected long-lived assets and identifiable intangibles acquired at the inception date of the goodwill. On August 31, 2000, Edwards Lifesciences completed the Jostra Sale for $24.0 million (consisting of $10.0 million in cash and a $14.0 million note receivable, payable in six equal quarterly installments through March 1, 2002, plus interest at an annual effective rate of 8%). All payments under the note have been made.

In conjunction with the Jostra Sale, during 2000 the Company recorded charges to establish a $9.7 million reserve for personnel costs and a $1.8 million reserve for exit activities. The personnel costs consisted primarily of severance, medical plan continuation and outplacement services for the approximately 225 employees impacted by the Jostra Sale. The impacted employees were located in Europe, the United States and Puerto Rico, and primarily worked in a manufacturing capacity. The exit activities consisted primarily of information systems costs, contract termination costs and shutdown expenses.

The following table summarizes the utilization of these reserves through December 31, 2001:

(in millions)	Initial Reserve	Utilized in 2000	Balance at December 31, 2000	Utilized in 2001	Balance at December 31, 2001
Personnel costs	$ 9.7	$ (1.8)	$ 7.9	$ (7.9)	$ —
Exit activities	1.8	(1.4)	0.4	(0.4)	—
	$ 11.5	$ (3.2)	$ 8.3	$ (8.3)	$ —

Gain on Sale of Assets ($35.0 million)

On June 30, 2000, Edwards Lifesciences transferred the rights, intellectual property and United States' assets related to the Novacor mechanical cardiac assist product line to WorldHeart. In return, the Company received (a) preferred stock of a subsidiary of WorldHeart which, at Edwards' option, can be exchanged for approximately five million shares of WorldHeart's common stock commencing July 2003, bears a cumulative dividend and matures in June 2015, and (b) exclusive worldwide distribution rights to the Novacor left ventricular assist system and any ventricular assist technologies developed by WorldHeart. Edwards Lifesciences also will provide components and technical support to WorldHeart for ventricular assist products at agreed upon prices. The Company recorded a pre-tax gain of $35.0 million during 2000 in connection with this transaction.

As part of the transaction with WorldHeart, the Company invested $20.0 million in WorldHeart convertible preferred stock. The preferred stock bears a cumulative dividend, matures in June 2007, is callable at any time by WorldHeart and is convertible by Edwards Lifesciences into WorldHeart common stock commencing July 2006. Edwards Lifesciences reports its investments in WorldHeart as available-for-sale securities.

The following unaudited pro forma consolidated condensed statement of operations gives effect to the sales to Jostra AG and WorldHeart by Edwards Lifesciences as if the sales had occurred on January 1, 2000 and exclude the $302.0 million loss on sale to Jostra AG and the $35.0 million gain on sale to WorldHeart. The unaudited pro forma consolidated condensed statement of operations does not purport to be indicative of either the results of future operations or the results of operations that would have occurred had the sales been consummated on January 1, 2000. The following amounts are in millions, except per share amounts:

Year Ended December 31,	2000
Net sales	$ 771.9
Net income	8.2
Net income per share:	
Basic	0.14
Diluted	0.13

Other Non-recurring Charges ($45.2 million)

As a result of Edwards Lifesciences' continuing efforts to focus the Company's product portfolio and effect the Company's business strategy following the spin-off from Baxter, during 2000 the Company decided to discontinue certain products in its portfolio that did not meet the objectives of its business strategy. The long-lived assets or the investments in these products were evaluated to determine whether any impairment in their recoverability existed at the determination date. As a result, Edwards Lifesciences assessed whether the estimated cash flows of the products over the estimated lives of the related assets were sufficient to recover their costs. Where such cash flows were insufficient, the Company utilized a discounted cash flow model to estimate the fair value of assets or investments and recorded an impairment charge to adjust the carrying values to estimated fair values. As a result of this evaluation, Edwards Lifesciences recorded a non-cash charge of $45.2 million during 2000 primarily related to the impairment of goodwill unrelated to perfusion products ($37.0 million), impairment of other intangibles ($5.1 million) and the write-down of non-productive assets ($3.1 million).

Non-recurring Spin-off Expenses

During the quarter ended September 30, 2002, the Company recorded a $3.3 million charge for legal, administrative and regulatory expenses related to the acquisition of the cardiovascular business in Japan (see "Joint Venture in Japan").

In connection with the spin-off of Edwards Lifesciences from Baxter, Edwards Lifesciences incurred certain one-time costs totaling $18.4 million during 2000. These costs primarily related to the coordination and implementation of the transaction and the recruitment of personnel to perform new corporate administrative functions.

Other Operating Income

Other operating income was $11.0 million and $16.4 million in 2002 and 2001, respectively. Other operating income represents the Company's 90% profit interest in the cardiovascular business in Japan effective from April 1, 2000 through September 30, 2002. For more information, see "Joint Venture in Japan."

Interest Expense, net

Interest expense, net was $11.5 million and $22.9 million in 2002 and 2001, respectively. The decrease in interest expense, net for 2002 resulted primarily from (a) the Company's reduction of debt, (b) lower interest rates on its floating rate debt, and (c) a $6.2 million charge during the three months ended June 30, 2001 related to a payment to unwind an interest rate swap agreement that had locked in a fixed interest rate on $75.0 million of floating rate debt. The decision to unwind the interest rate swap agreement resulted from the Company's pay-down of underlying floating rate debt not anticipated to be necessary in funding future requirements of working capital, capital expenditures and other financial commitments.

The increase in interest expense, net for 2001 resulted primarily from the $6.2 million charge to unwind the interest rate swap agreement, described above, partially offset by the impact of the Company's reduction of debt and lower interest rates on its floating rate debt.

Other (Income) Expense, net

The following is a summary of other (income) expense, net:

	Years Ended December 31,		
(in millions)	**2002**	2001	2000
Legal settlement, net	$ (14.7)	$ —	$ —
Foreign exchange (gain) loss	(4.1)	5.0	2.3
Asset dispositions and write-downs, net	2.3	6.5	0.5
Investment write-offs	1.4	—	—
Other	(0.3)	(0.9)	1.0
	$ (15.4)	$ 10.6	$ 3.8

Effective April 24, 2002, Edwards Lifesciences and Medtronic, Inc. entered into an agreement related to certain patent infringement claims pursuant to which the Company received a one-time cash payment of $20.0 million (recorded as a gain of $14.7 million, net of legal expenses).

Foreign exchange gains and losses relate to global trade and intercompany receivable balances.

Provision for Income Taxes

The effective income tax rates for 2002, 2001 and 2000 were impacted by several non-recurring items as follows:

	Years Ended December 31,		
(in millions)	**2002**	2001	2000
Provision for income taxes on recurring operations	$ 29.1	$ 24.5	$ 18.4
Tax benefit from sale of perfusion services subsidiary in 2001	(20.1)	(11.9)	—
Tax benefit from impairment charge on WorldHeart investment	(13.3)	—	—
Impact of legal settlement	5.6	—	—
Other	(1.0)	(11.1)	(5.1)
Provision (benefit) for income taxes, as reported	$ 0.3	$ 1.5	$ 13.3

As a result of recent tax law developments and the filing of the Company's 2001 tax return, the Company recorded a $20.1 million tax benefit during 2002 related to the loss on sale of its United States perfusion services business in June 2001.

Excluding the impact of non-recurring items, the effective income tax rate was 26.0%, 28.0% and 26.6% for 2002, 2001 and 2000. The decrease in the effective income tax rate for 2002 was due primarily to the elimination of all non-deductible goodwill amortization upon the adoption of SFAS No. 142 effective January 1, 2002. For more information, see "New Accounting and Disclosure Standards Adopted." The increase in the effective income tax rate for 2001 was due primarily to sales growth from products manufactured and sold in the United States, one of the Company's highest tax jurisdictions.

Liquidity and Capital Resources

The Company's sources of cash liquidity include cash and cash equivalents on hand, cash from operations, amounts available under credit facilities and other external sources of funds. The Company believes that these sources are sufficient to fund the current requirements of working capital, capital expenditures and other financial commitments. The Company further believes that it has the financial flexibility to attract long-term capital to fund short-term and long-term growth objectives. However, no assurances can be given that such long-term capital will be available to Edwards Lifesciences on favorable terms, or at all.

The Company has two unsecured revolving credit agreements (the "Credit Facilities") providing for up to an aggregate of $530.0 million in borrowings in multiple currencies. Borrowings currently bear interest at the London interbank offering rate (LIBOR) plus 0.78%, which includes a facility fee. One of the credit agreements provides for long-term borrowings up to an aggregate of $430.0 million and expires on March 30, 2005. The other credit agreement provides for short-term borrowings up to an aggregate of $100.0 million through March 27, 2003. The Company will replace the $100.0 million credit agreement with a similar credit agreement through March 2004. As of December 31, 2002, approximately $245.5 million was outstanding under the $430.0 million credit agreement. Edwards Lifesciences pays a facility fee, regardless of available or outstanding borrowings, currently at an annual rate of 0.15% for the $430 million credit agreement and, 0.125% for the $100 million credit agreement. The Credit Facilities contain various financial and other covenants of Edwards Lifesciences, including a maximum leverage ratio and a minimum interest coverage ratio. All amounts outstanding under the $430 million credit agreement have been classified as long-term obligations, as these borrowings will continue to be refinanced pursuant to this credit agreement.

As further discussed in Note 5 to the consolidated financial statements, the Company has also entered into two securitization agreements whereby it sells without recourse, on a continuous basis, an undivided interest in certain eligible pools of trade accounts receivable. The significant benefits of the securitizations are lower cost of funds and differentiated sources of liquidity. As of December 31, 2002 the Company had sold a total of $82.7 million of trade accounts receivable and received funding of $67.1 million under both agreements. These proceeds are generally used to reduce revolving lines of credit. The Company has been able to effectively lower its overall cost of funds as a result of the interest rate spreads it pays on these advances as opposed to borrowings under the current LIBOR based credit facility. Additionally, the Company believes that in diversifying its funding sources, the Company's funding availability in the capital markets is strengthened. The securitization agreements expire each December and are renewable for one-year periods at the Company's option. Management believes that the expiration or termination of the securitization agreements will not have an adverse material impact on the Company's financial position, results of operations or liquidity.

In November 2001, the Company's Board of Directors approved a stock repurchase program authorizing the Company to purchase on the open market and in privately negotiated transactions up to two million shares of the Company's outstanding common stock. Stock repurchased under the program will primarily be used to offset obligations under the Company's employee stock option programs. Through December 31, 2002 the Company had repurchased approximately 1.3 million shares at an aggregate cost of $31.5 million. For the period January 1, 2003, through March 12, 2003, the Company repurchased approximately an additional 0.3 million shares at an aggregate cost of $8.2 million.

On February 18, 2003, the Company announced that it had acquired the endovascular mitral valve repair program of Jomed N.V., a European-based provider of products for minimally invasive vascular intervention, for approximately $20.0 million in cash. The acquisition includes all technology and intellectual property associated with the program. The Company expects to take an in-process research and development charge related to this transaction in the first quarter of 2003.

A summary of all of the Company's contractual obligations and commercial commitments as of December 31, 2002 were as follows:

	Payments Due By Period				
Contractual Obligations (in millions)	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term debt	$ 245.5	$ —	$ 245.5	$ —	$ —
Operating leases	18.5	5.8	8.7	4.0	—
Unconditional purchase obligations	23.2	5.8	11.6	5.8	—
Contractual development obligations[a]	58.0	13.7	2.3	4.0	38.0
Total contractual cash obligations	$ 345.2	$ 25.3	$ 268.1	$ 13.8	$ 38.0

(a) Contractual development obligations consist primarily of cash that Edwards Lifesciences is obligated to pay to unconsolidated affiliates upon their achievement of product development milestones.

Cash flows provided by operating activities for the year 2002 increased $19.4 million from the year 2001 due primarily to higher earnings (before non-cash items), which included a $20.0 million legal settlement (see "Other (income) expense, net"), and decreased inventory levels. These increases in operating cash flows were partially offset by higher net cash outflows from accounts receivable, accounts payable and accrued liabilities.

Cash flows provided by operating activities for the year 2001 decreased $36.5 million from the year 2000 due primarily to a $6.2 million payment to unwind an interest rate swap (see "Interest Expense, net"), $5.1 million of incremental personnel and exit costs associated with the Company's sale of its perfusion product line to Jostra AG (see "Disposition of Assets and Other Non-Recurring Charges, net"), increased corporate costs associated with the Company's operation as an independent company commencing April 1, 2000 and increased inventory levels.

Uses of cash for investing activities during the year 2002 included $19.0 million spent to acquire the Japan business (see "Joint Venture in Japan") and $12.7 million of investments in various unconsolidated affiliates, investments in patent technology related to the Company's peripheral stent program and other patent-related investments.

Uses of cash for investing activities during the year 2001 included $10.6 million of investments in various unconsolidated affiliates, an investment in peripheral stent patent technology and other patent-related investments. Cash flows provided by investing activities included $45.0 million received from the sale of the Company's stock of ELCR and $9.7 million of installment payments received against a note receivable from Jostra AG (see "Disposition of Assets and Other Non-Recurring Charges, net").

Capital expenditures increased $3.2 million to $40.7 million in 2002 from $37.5 million in 2001. Capital expenditures during 2002 related primarily to support for manufacturing facilities, information systems and monitoring equipment placed at customers. The increase in 2002 resulted primarily from capital investments in information systems in the Company's Japanese business acquired on October 1, 2002. In 2003, the Company expects capital expenditures to be less than $45 million.

Capital expenditures decreased $8.5 million to $37.5 million in 2001, from $46.0 million in 2000. The reduction in 2001 resulted primarily from the completion during 2000 of the expansion and renovation of the Company's corporate headquarters and the sale of the perfusion product line and the perfusion services business.

Critical Accounting Policies and Estimates

The Company's results of operations and financial position are determined based upon the application of the Company's accounting policies, as discussed in the notes to the consolidated financial statements. Certain of the Company's accounting policies represent a selection among acceptable alternatives under Generally Accepted Accounting Principles in the United States ("GAAP"). In evaluating the Company's transactions, management assesses all relevant GAAP and chooses the accounting policy that most accurately reflects the nature of the transactions. Management has not determined how reported amounts would differ based on the application of different accounting policies. Management has also not determined the likelihood that materially different amounts could be reported under different conditions or using different assumptions.

The application of accounting policies requires the use of judgment and estimates. As it relates to the Company, estimates and forecasts are required to determine sales returns and reserves, rebate reserves, allowances for doubtful accounts, reserves for excess and obsolete inventory, investments in unconsolidated affiliates, workers' compensation liabilities, employee benefit related liabilities, deferred tax asset valuation allowances, any impairments of assets, anticipated transactions to be hedged, reserves and contingencies.

These matters that are subject to judgments and estimation are inherently uncertain, and different amounts could be reported using different assumptions and estimates. Management uses its best estimates and judgments in determining the appropriate amount to reflect in the financial statements, using historical experience and all available information. The Company also uses outside experts where appropriate. The Company applies estimation methodologies consistently from year to year.

The Company believes the following are the critical accounting policies, which could have the most significant effect on the Company's reported results and require subjective or complex judgments by management.

Revenue Recognition Sales are generally recorded when all of the following have occurred: an agreement of sale exists, product delivery and acceptance has occurred or services have been rendered, and collection is reasonably assured. Management is required to make judgments about whether or not collectibility is reasonably assured. For certain products, the Company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the Company is notified that the customer has used the inventory. The Company reduces revenue with reserves for estimated price concessions and sales returns. Allowances, which are recorded at the time revenue is recognized, in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists," are based upon historical price concessions and sales returns.

Allowance for Doubtful Accounts The Company records allowances for doubtful accounts based on customer-specific analysis and general matters such as current assessments of past due balances and economic conditions. Additional allowances for doubtful accounts may be required if there is deterioration in past due balances, if economic conditions are less favorable than the Company has anticipated, or for customer-specific circumstances, such as financial difficulty. The allowance for doubtful accounts was $5.5 million and $4.3 million at December 31, 2002 and 2001, respectively.

Excess and Obsolete Inventory The Company records allowances for excess and obsolete inventory based on historical and estimated future demand and market conditions. Additional inventory allowances may be required if future demand or market conditions are less favorable than the Company has estimated. The allowance for excess and obsolete inventory was $9.6 million and $9.4 million at December 31, 2002 and 2001, respectively.

Impairment of Long-Lived Assets On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," whereby goodwill is no longer amortized, but instead is subject to a periodic impairment review. As the Company's operations are comprised of one reporting unit, the Company reviews the recoverability of its goodwill by comparing the Company's fair value to the net book value of its assets. If the book value of the Company's assets exceeds the Company's fair value, the goodwill is written down to its implied fair value.

Additionally, management reviews the carrying amounts of goodwill and other intangibles whenever events and circumstances indicate that the carrying amounts of an asset may not be recoverable. Impairment indicators include, among other conditions, cash flow deficits, historic or anticipated declines in revenue or operating profit and adverse legal or regulatory developments. If it is determined that such indicators are present and the review indicates that the assets will not be fully recoverable, based on undiscounted estimated cash flows over the remaining amortization periods, their carrying values are reduced to estimated fair market value. Estimated fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. For the purpose of identifying and measuring impairment, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of the cash flows generated by other asset groups.

Investments in Unconsolidated Affiliates Investments in unconsolidated affiliates are accounted for under the cost method and have been designated as available-for-sale in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These investments are carried at fair market value, with unrealized gains and losses reported in stockholders' equity as Accumulated Other Comprehensive Income. Gains or losses on investments sold are based on the specific identification method. The fair values of certain investments are based on quoted market prices. For other investments, various methods are used to estimate fair value, including external valuations and discounted cash flows. When the fair value of a certain investment declines below cost, management uses the following criteria to determine if such a decline should be considered other than temporary and result in a realized loss:

- the duration and extent to which the market value has been less than cost;
- the financial condition and near-term prospects of the investee;
- the reasons for the decline in market value; and
- the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Income Taxes The Company records a liability for potential tax assessments based on its estimate of the potential exposure. New laws and new interpretations of laws and rulings by tax authorities may affect the liability for potential tax assessments. Due to the subjectivity and complex nature of the underlying issues, actual payments or assessments may differ from estimates. To the extent the Company's estimates differ from actual payments or assessments, income tax expense is adjusted. During 2002, the Company resolved certain matters from 2001 resulting in a $20.1 million reduction of its provision for income taxes. Additional information regarding income taxes is included in Note 14 of the consolidated financial statements.

The Company has recorded a valuation allowance of $19.9 million at December 31, 2002 for the majority of its deferred tax assets related to net operating loss carry-forwards and capital loss carry-forwards. The valuation allowance is based on an evaluation of the uncertainty of the amounts of net operating loss carry-forwards and capital loss carry-forwards that are expected to be realized. An increase to income would result if the Company determines it could utilize more net operating loss carry-forwards and capital loss carry-forwards than originally expected.

At the end of each interim reporting period, the Company estimates the effective tax rate expected to be applicable for the full fiscal year. The estimated effective tax rate contemplates the expected jurisdiction where income is earned (e.g., United States compared to non-United States) as well as tax planning strategies. If the actual results are different from the Company's estimates, adjustments to the effective tax rate may be required in the period such determination is made.

Employee Stock Options The Company applies the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock-based compensation; therefore, no compensation expense has been recognized for its fixed stock option plans as options generally are granted at fair market value based upon the closing price on the date immediately preceding the grant date. The Company has adopted the disclosure requirements for SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, if compensation expense for the Company's stock options had been recognized, based upon the fair value of awards granted, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

	2002		2001		2000	
(in millions, except per share amounts)	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net Income	$ 55.7	$ 42.2	$ (11.4)	$ (20.0)	$ (271.7)	$ (279.0)
Basic earnings per share	0.94	0.72	(0.19)	(0.34)	—	—
Diluted earnings per share	0.91	0.69	(0.19)	(0.34)	—	—

The per share weighted-average fair value for options granted during 2002, 2001 and 2000 was $11.64, $7.00 and $6.39, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Average risk-free interest rate	4.4%	5.8%	5.8%
Expected dividend yield	None	None	None
Expected volatility	44%	45%	45%
Expected live (years)	5	5	5

New Accounting and Disclosure Standards Adopted

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142, which changes the accounting for goodwill from an amortization method to an impairment-only approach, is effective for fiscal years beginning after December 15, 2001. No transition adjustment was recorded upon adoption of this standard on January 1, 2002. However, adoption of this standard resulted in the elimination of goodwill amortization commencing January 1, 2002. See Note 6 of the consolidated financial statements for more information.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." SFAS No. 144, which changes the accounting and reporting for the impairment of long-lived assets, is effective for fiscal years beginning after December 15, 2001. Adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51." This interpretation addresses consolidation by business enterprises of variable interest entities. Certain provisions of this interpretation were effective immediately. While the Company has a qualified special purpose entity, this interpretation does not have a material impact on the Company's consolidated financial statements as qualified special purpose entities are specifically excluded from the interpretation's requirements.

New Accounting and Disclosure Standards Issued

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, which changes the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs, will be effective for fiscal years beginning after June 15, 2002. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 changes the accounting and reporting for costs associated with exit or disposal activities, termination benefits and other costs to exit an activity, including certain costs incurred in a restructuring. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

Quantitative and Qualitative Disclosure About Market Risk

The Company's business and financial results are affected by fluctuations in world financial markets, including currency exchange rates and interest rates. The Company's hedging policy attempts to manage these risks to an acceptable level based on management's judgment of the appropriate trade-off between risk, opportunity and costs.

Edwards Lifesciences maintains an overall risk management strategy that utilizes a variety of interest rate and currency derivative financial instruments to mitigate its exposure to fluctuations in interest rates and currency exchange rates. The derivative instruments used include interest rate swaps, option-based products and forward currency contracts. The Company does not use any of these instruments for trading or speculative purposes. The total notional amounts of the Company's derivative financial instruments at December 31, 2002 and 2001 were $588.2 million and $324.8 million, respectively. The notional amounts of interest rate swap agreements, option-based products, and forward currency contracts do not represent amounts exchanged by the parties, and are not a measure of the Company's exposure through its use of derivatives.

Interest Rate Risk

The Company utilizes interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as an integral part of specific debt transactions or on a portfolio basis. The Company's interest rate swap agreements involve agreements to pay a fixed rate and receive a floating rate, at specified intervals, calculated on an agreed-upon notional amount.

As part of its overall risk-management program, the Company performs sensitivity analyses to assess potential gains and losses in earnings and changes in fair values to hypothetical movements in interest rates. A 46 basis-point increase in interest rates (approximately 10 percent of the Company's weighted average interest rate), affecting the Company's financial instruments, including debt obligations and related derivatives and investments, would increase the Company's annual interest expense, net by approximately $0.3 million.

Currency Risk

The Company is primarily exposed to currency exchange-rate risk with respect to its transactions and net assets denominated in Japanese Yen and the Euro. Business activities in various currencies expose the Company to the risk that the eventual net United States dollar cash inflows resulting from transactions with foreign customers and suppliers denominated in foreign currencies may be adversely affected by changes in currency exchange rates. The Company manages these risks utilizing various types of foreign exchange contracts. The Company also enters into foreign exchange contracts to hedge anticipated, but not yet committed, sales expected to be denominated in foreign currencies. In addition, the Company hedges certain of its net investments in international affiliates. Such contracts hedge the United States dollar value of foreign currency denominated net assets from the effects of volatility in currency exchange rates by creating debt denominated in the respective currencies of the underlying net assets. Any changes in the carrying value of these net investments that are a result of fluctuations in currency exchange rates are offset by changes in the carrying value of the foreign currency denominated debt that are a result of the same fluctuations in currency exchange rates.

As part of the strategy to manage risk while minimizing hedging costs, the Company utilizes both foreign currency forward exchange contracts and option-based products in managing its exposure to currency rate fluctuations. Option-based products consist primarily of purchased put options in conjunction with written (sold) call options to create collars. Option-based products are agreements that either grant the Company the right to receive, or require the Company to make payments at, specified currency rate levels.

As part of its risk-management process, the Company uses a value-at-risk ("VAR") methodology in connection with other management tools to assess and manage its foreign currency financial instruments and measure any potential loss in earnings as a result of adverse movements in currency exchange rates. The Company utilizes a Monte Carlo simulation, with a 95 percent confidence level, using spot and three-month implied volatilities as stochastic variables and correlations (as of the measurement date) to estimate this potential loss. The Company's calculated VAR at December 31, 2002, with a maturity of up to one year, is $4.3 million. This amount excludes the potential effects of any changes in the value of the underlying transactions or balances. The Company's calculated VAR exposure represents an estimate of reasonably possible net losses that would be recognized on its portfolio of financial instruments assuming hypothetical movements in future market rates and is not necessarily indicative of actual results which may occur. It does not represent the maximum possible loss or any expected loss that may occur. Actual future gains or losses may differ from (and could be significantly greater than) these estimates based upon actual fluctuations in market rates, operating exposures and the timing thereof, and changes in the Company's portfolio of derivatives during the measured periods. In addition, the assumption within the VAR model is that changes in currency exchange rates are adverse, which may not be the case. Any loss incurred on the financial instruments is expected to be offset by the effects of currency movements on the hedging of all exposures; there may be currency exchange-rate gains or losses in the future.

Credit Risk

Derivative financial instruments used by the Company involve, to varying degrees, elements of credit risk in the event a counter-party should default and market risk as the instruments are subject to rate and price fluctuations. Credit risk is managed through the use of credit standard guidelines, counter-party diversification, monitoring of counter-party financial condition, and master-netting agreements in place with all derivative counter-parties. Credit exposure of derivative financial instruments is represented by the fair value effects of contracts with a positive fair value at December 31, 2002 reduced by the effects of master netting agreements. Additionally, at December 31, 2002, all derivative financial instruments, based on notional amounts, were with commercial banks and investment banking firms assigned investment grade ratings of "AA" or better by national rating agencies. The Company does not anticipate non-performance by its counter-parties and has no reserves related to non-performance as of December 31, 2002; the Company has not experienced any counterparty default during the three years ended December 31, 2002.

Concentrations of Credit Risk

In the normal course of business, Edwards Lifesciences provides credit to customers in the health care industry, performs credit evaluations of these customers, and maintains reserves for potential credit losses which, when realized, have been within the range of management's allowance for doubtful accounts during all periods presented.

Sales to Baxter, acting in the capacity of the Company's distributor subsequent to the Distribution, represented approximately 8%, 11% and 12% of the Company's total net sales for 2002, 2001 and 2000, respectively. Substantially all of these agreements had been terminated as of December 31, 2002.

Investment Risk

Edwards Lifesciences is exposed to investment risks related to changes in the fair values of its investments. The Company invests in equity instruments of public and private companies. These investments are classified in "Investments in unconsolidated affiliates" on the consolidated balance sheets.

In 2002, the Company recorded a $67.4 million pretax charge related to the impairment of its investment in preferred stock of WorldHeart. The investment was written down to $6.2 million, which represented the value of the Company's preferred stock investment had it been converted into common stock at October 15, 2002. The decision to record the charge was based primarily on delays in WorldHeart's product development timelines, arising from its revised strategy. Should WorldHeart fail to meet certain future development and financing milestones, further impairment charges may be necessary.

In addition to the investment in WorldHeart ($6.1 million at December 31, 2002), Edwards Lifesciences had approximately $17.4 million of investments in equity instruments of other companies. At December 31, 2002, the Company had recorded unrealized losses on these investments of $6.8 million in "Accumulated Other Comprehensive Income," net of tax. Management considers these declines temporary in nature based upon the individual companies' operating results, financial condition and achievement of product development milestones. Should these companies experience a decline in financial condition or fail to meet certain development milestones, the decline in the investments values may be considered other than temporary and impairment charges may be necessary.

REPORT OF MANAGEMENT

The management of Edwards Lifesciences is responsible for the integrity of the financial information presented in this document. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. Where necessary, they reflect estimates based on management's judgment.

Management relies upon established accounting procedures and related systems of internal control for meeting its responsibilities to maintain reliable financial records. These systems are designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's intentions. Internal auditors periodically review the accounting and control systems, and these systems are revised if and when weaknesses or deficiencies are found.

The Audit and Public Policy Committee of the Board of Directors, composed of directors from outside the Company, meets regularly with management, the Company's internal auditors and its independent accountants to discuss audit scope and results, internal control evaluations, and other accounting, reporting and financial matters. The independent accountants and internal auditors have access to the Audit and Public Policy Committee without management's presence.



Michael A. Mussallem
Chairman of the Board and
Chief Executive Officer



Bruce J. Bentcover
Corporate Vice President,
Chief Financial Officer
and Treasurer

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Edwards Lifesciences Corporation:

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of operations, of stockholders' equity and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Edwards Lifesciences Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002 and as a result changed its method of accounting for goodwill.



PricewaterhouseCoopers LLP
Orange County, California
February 3, 2003

CONSOLIDATED BALANCE SHEETS

December 31, (in millions, except share data)	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 34.2	$ 47.7
Accounts receivable, net of allowances of $5.5 and $4.3	88.3	85.3
Other receivables	20.1	15.3
Inventories, net	111.8	86.6
Deferred income taxes	27.6	18.2
Prepaid expenses	21.0	18.9
Other current assets	23.4	20.0
Total current assets	326.4	292.0
Property, plant and equipment, net	209.4	187.8
Goodwill	333.8	333.8
Other intangible assets, net	61.9	68.6
Investments in unconsolidated affiliates	23.5	92.9
Deferred income taxes	38.8	—
Other assets	14.4	7.8
Total assets	$ 1,008.2	$ 982.9
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 197.9	$ 183.5
Short-term debt	—	1.1
Total current liabilities	197.9	184.6
Long-term debt	245.5	309.8
Other liabilities	25.4	29.8
Commitments and contingent liabilities		
Stockholders' Equity		
Preferred stock, $0.01 par value, authorized 50,000,000 shares, no shares outstanding	—	—
Common stock, $1.00 par value, authorized 350,000,000 shares, 60,177,275 and 59,327,872 shares outstanding	60.2	59.3
Additional contributed capital	412.0	287.2
Retained earnings	143.4	87.7
Accumulated other comprehensive income	(44.7)	25.2
Common stock in treasury, at cost	(31.5)	(0.7)
Total stockholders' equity	539.4	458.7
Total liabilities and stockholders' equity	$ 1,008.2	$ 982.9

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31, (in millions, except per share information)	2002	2001	2000
Net sales	$ 704.0	$ 692.1	$ 803.8
Cost of goods sold	299.1	323.7	423.3
Gross profit	404.9	368.4	380.5
Selling, general and administrative expenses	227.9	203.2	215.6
Research and development expenses	65.2	55.0	54.4
Goodwill amortization	—	18.5	28.5
Disposition of assets and other non-recurring charges, net	67.4	83.0	312.2
Non-recurring spin-off expenses	3.3	—	18.4
Other operating income	(11.0)	(16.4)	(14.0)
Operating income (loss)	52.1	25.1	(234.6)
Interest expense, net	11.5	22.9	20.0
Other (income) expense, net	(15.4)	10.6	3.8
Income (loss) before provision for income taxes	56.0	(8.4)	(258.4)
Provision for income taxes	0.3	1.5	13.3
Income (loss) before cumulative effect of change in accounting principle	55.7	(9.9)	(271.7)
Cumulative effect of change in accounting principle, net of tax (Note 2)	—	1.5	—
Net income (loss)	$ 55.7	$ (11.4)	$ (271.7)
Share information (Note 2):			
Earnings (loss) per basic share			
Income (loss) before cumulative effect of change in accounting principle	$ 0.94	$ (0.17)	—
Cumulative effect of change in accounting principle (Note 2)	$ —	$ (0.02)	—
Net income (loss)	$ 0.94	$ (0.19)	—
Earnings (loss) per diluted share			
Income (loss) before cumulative effect of change in accounting principle	$ 0.91	$ (0.17)	—
Cumulative effect of change in accounting principle (Note 2)	$ —	$ (0.02)	—
Net income (loss)	$ 0.91	$ (0.19)	—
Weighted average number of common shares outstanding			
Basic	59.0	58.9	—
Diluted	61.3	58.9	—

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, (in millions)	2002	2001	2000
Cash flows provided by operating activities			
Net income (loss)	$ 55.7	$ (11.4)	$ (271.7)
Income charges (credits) not affecting cash:			
Dispositions and write-downs of assets and other non-recurring charges, net	68.9	89.4	333.4
Depreciation and amortization	40.4	57.4	74.1
Deferred income taxes	(13.8)	(29.7)	(1.0)
Other	5.7	(7.4)	14.3
Changes in operating assets and liabilities, net of effect from ownership change of Japan business (Notes 1 and 3):			
Accounts and other receivables	(32.0)	(4.7)	(8.1)
Inventories	13.3	(7.7)	0.3
Accounts payable and accrued liabilities	(17.6)	7.0	2.3
Other	—	8.3	(5.9)
Net cash provided by operating activities	120.6	101.2	137.7
Cash flows from investing activities			
Capital expenditures	(40.7)	(37.5)	(46.0)
Acquisition of joint venture in Japan	(19.0)	—	—
Proceeds from sale of business	—	45.0	—
Purchase of convertible debentures	—	—	(13.0)
Investments in unconsolidated affiliates	(5.7)	(10.6)	(28.0)
Proceeds from asset dispositions	4.1	9.7	12.3
Investments in intangible assets	(7.0)	(8.0)	(1.0)
Other	—	(2.5)	—
Net cash used in investing activities	(68.3)	(3.9)	(75.7)
Cash flows from financing activities			
Proceeds from issuance of short-term debt	0.4	26.1	219.9
Payments on short-term debt	(1.5)	(86.3)	(68.6)
Proceeds from issuance of long-term debt	150.9	180.0	448.6
Payments on long-term debt	(231.9)	(211.2)	(158.6)
Proceeds from accounts receivable securitization, net	29.9	5.2	32.0
Purchases of treasury stock	(30.8)	(0.7)	—
Payments to Baxter International Inc., net	—	—	(511.0)
Proceeds from stock plans	13.7	8.9	4.1
Other	(0.2)	(0.6)	(3.0)
Net cash used in financing activities	(69.5)	(78.6)	(36.6)
Effect of currency exchange rate changes on cash and cash equivalents	3.7	0.9	2.7
Net (decrease) increase in cash and cash equivalents	(13.5)	19.6	28.1
Cash and cash equivalents at beginning of year	47.7	28.1	—
Cash and cash equivalents at end of year	$ 34.2	$ 47.7	$ 28.1
Supplemental disclosures:			
Cash paid during the year for:			
Interest	$ 9.8	$ 19.2	$ 17.0
Income taxes	10.4	10.2	6.0
Non-cash transactions:			
De-consolidation of Japan business (Notes 1 and 3)	$ —	$ —	$ 43.0
Sale of inventory in exchange for note receivable (Note 4)	—	—	14.0
Net assets sold in consideration for convertible preferred stock (Note 4)	—	—	13.0

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 31, (in millions)	2002	2001	2000
Common Stock			
Beginning of year	$ 59.3	$ 58.7	$ —
Common stock issued in connection with the Distribution	—	—	58.1
Common stock issued under employee benefit plans	0.9	0.6	0.6
End of year	$ 60.2	$ 59.3	$ 58.7
Additional Contributed Capital			
Beginning of year	$ 287.2	$ 277.4	$ —
Common stock issued in connection with the Distribution	—	—	269.5
Acquisition of joint venture in Japan (Notes 1 and 3)	110.8	—	—
Stock options issued to non-employees	1.2	1.6	1.7
Common stock issued under employee benefit plans	12.8	8.2	6.2
End of year	$ 412.0	$ 287.2	$ 277.4
Retained Earnings			
Beginning of year	$ 87.7	$ 102.9	$ 417.5
Net income (loss)	55.7	(11.4)	(271.7)
De-consolidation of Japan	—	—	(42.9)
Elimination of reporting lag for certain international operations (Note 2)	—	(3.8)	—
End of year	$ 143.4	$ 87.7	$ 102.9
Accumulated Other Comprehensive Income (Loss)			
Beginning of year	$ 25.2	$ 0.6	$ (26.5)
Other comprehensive (loss) income	(69.9)	24.6	27.1
End of year	$ (44.7)	$ 25.2	$ 0.6
Treasury Stock			
Beginning of year	$ (0.7)	$ —	$ —
Purchases of stock	(30.8)	(0.7)	—
End of year	$ (31.5)	$ (0.7)	$ —
Investment by Baxter International Inc., net			
Beginning of year	$ —	$ —	$ 833.5
Investments by and advances from (payments to) Baxter International Inc., net	—	—	(833.5)
End of year	$ —	$ —	$ —
Total stockholders' equity	$ 539.4	$ 458.7	$ 439.6
Comprehensive Income (Loss)			
Currency translation adjustments, net of tax	$ (8.0)	$ 29.9	$ (2.6)
Currency translation adjustment in connection with the Japan business (Notes 1 and 3)	(47.8)	—	—
Currency translation adjustment in connection with the Distribution	—	—	27.4
Pension adjustments, net of tax	(1.7)	—	—
Unrealized net (loss) gain on investments in unconsolidated affiliates, net of tax	(1.7)	(5.8)	2.3
Net unrealized (loss) gain on cash flow hedges, net of tax	(10.7)	0.5	—
Other comprehensive income (loss)	(69.9)	24.6	27.1
Net income (loss)	55.7	(11.4)	(271.7)
Total comprehensive income (loss)	$ (14.2)	$ 13.2	$ (244.6)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.

DESCRIPTION OF BUSINESS

Edwards Lifesciences Corporation is a global provider of products and technologies that are designed to treat advanced cardiovascular disease. Edwards Lifesciences' sales are categorized in five main product areas: cardiac surgery, critical care, vascular, perfusion and other distributed products. Edwards Lifesciences' cardiac surgery portfolio is comprised primarily of products relating to heart valve therapy, transmyocardial revascularization, and cannula used during open-heart surgery. Edwards Lifesciences is the world's leader in, and has been a pioneer in the development and commercialization of, tissue valves and repair products used to replace or repair a patient's diseased or defective heart valve. In the critical care area, Edwards Lifesciences is a world leader in hemodynamic monitoring systems used to measure a patient's heart function, and also provides central venous access products for fluid and drug delivery. Edwards Lifesciences' vascular portfolio includes a line of balloon catheter-based products, surgical clips and inserts, angioscopy equipment, artificial implantable grafts, and an endovascular system used to treat life-threatening abdominal aortic aneurysms less invasively. In the perfusion category, Edwards Lifesciences develops, manufactures and markets, in regions outside the United States and Western Europe, a diverse line of disposable products used during cardio-pulmonary bypass procedures, including oxygenators, blood containers, filters and related devices (see Note 4). Effective June 30, 2001, the Company sold its perfusion services business in the United States to an affiliate of Fresenius Medical Care AG (see Note 4). The Company continues to maintain a small perfusion services business in Europe. Lastly, other distributed products include sales of intra-aortic balloon pumps, pacemakers, angioplasty systems and other products sold though the Company's distribution network in Japan, and miscellaneous pharmaceutical products sold in the United States.

Edwards Lifesciences Corporation was incorporated under the original name of CVG Controlled Inc. in Delaware on September 10, 1999, as a subsidiary of Baxter International Inc. ("Baxter"). On March 31, 2000 (the "Distribution Date"), Baxter transferred its cardiovascular business (the "Edwards Lifesciences Business") to Edwards Lifesciences in connection with a tax-free spin-off by Baxter of the Edwards Lifesciences Business. The spin-off was effected on the Distribution Date through a distribution of 58.1 million shares of Edwards Lifesciences' common stock (the "Distribution") to Baxter stockholders of record on March 29, 2000, resulting in Edwards Lifesciences operating as an independent entity commencing April 1, 2000 with publicly traded common stock. Unless the context indicates otherwise, references to the "Company" and "Edwards Lifesciences" refer to Baxter's cardiovascular business for periods prior to April 1, 2000 and to Edwards Lifesciences Corporation and its subsidiaries for the periods on or after such date. No annual earnings per share data are presented for 1999 and 2000 as Edwards Lifesciences' earnings were part of Baxter's earnings through the close of business on March 31, 2000.

Baxter performed certain services for Edwards Lifesciences pursuant to various agreements that are outlined in Note 12. However, unless released by third parties, Baxter may remain liable for certain lease and other obligations and liabilities that were transferred to and assumed by Edwards Lifesciences. Edwards Lifesciences is obligated to indemnify Baxter for liabilities related to those transferred obligations and liabilities.

Joint Venture in Japan The Japan business is included in the Consolidated Statements of Operations for the three months ended March 31, 2000, consistent with the historical treatment of the Company's operations while a part of Baxter. Subsequent to the Distribution, the cardiovascular business in Japan was being operated pursuant to a joint venture under which a Japanese subsidiary of Baxter retained ownership of the Japanese business assets, but a subsidiary of Edwards Lifesciences held a 90% profit interest. Edwards Lifesciences was given an option to purchase the Japanese business assets that was exercisable no earlier than August 1, 2002 and no later than March 31, 2005. From April 1, 2000 to September 30, 2002, Edwards Lifesciences (a) recognized its shipments into the joint venture as sales at distributor price at the time the joint venture sold to the end customer, and (b) utilized the equity method of accounting to record its 90% profit interest in the operations of the joint venture in Other Operating Income. Commencing October 1, 2002, the Company acquired from Baxter the cardiovascular business in Japan and began reporting Japan's results on a fully consolidated basis. See Note 3 for more information.

Note 2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The consolidated financial statements of Edwards Lifesciences have been prepared in accordance with Generally Accepted Accounting Principles in the United States ("GAAP") and have been applied consistently in all material respects. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Estimates are used in accounting for, among other items, sales returns and reserves, rebate reserves, allowances for doubtful accounts, excess and obsolete inventory, investments in unconsolidated affiliates, workers compensation, employee benefits, income taxes, reserves and contingencies.

Basis of Presentation

The consolidated financial statements have been prepared using Baxter's historical bases in the assets and liabilities and the historical results of operations of the Edwards Lifesciences Business prior to the Distribution, operated primarily as a division of Baxter, and continuing as a separate legal entity, Edwards Lifesciences Corporation and its subsidiaries, subsequent to the Distribution. All material intercompany balances have been eliminated. Prior to the Distribution, the combined financial statements included allocations of certain Baxter corporate assets, liabilities and expenses to the Edwards Lifesciences Business, which were allocated on the basis that was considered by Baxter management to reflect most fairly or reasonably the utilization of the services provided to or the benefit obtained by the Edwards Lifesciences Business (see Note 12). Typical measures and activity indicators used for allocation purposes included headcount, sales, payroll expense, or the specific level of activity related to the allocated item. Management believes the methods used to allocate amounts were reasonable. However, the financial information included herein does not necessarily reflect what the financial position, results of operations and cash flows of the Company would have been had it operated as a stand-alone public entity during the periods prior to the Distribution, and may not be indicative of future operations, cash flows or financial position. The consolidated financial statements do not include an allocation of Baxter's consolidated debt and interest expense prior to the Distribution. Certain reclassifications of previously reported amounts have been made to conform to classifications used in the current year.

Fiscal Year of International Operations

Prior to 2001, certain operations outside the United States had been included in the consolidated financial statements on the basis of fiscal years ending November 30 in order to facilitate timely consolidation. This one-month lag was eliminated as of the beginning of 2001 for these international operations as it was no longer required to achieve a timely consolidation. The December 2000 net loss from operations of $3.8 million for these entities was recorded as an adjustment to retained earnings on January 1, 2001.

Foreign Currency Translation

The Company follows the principles of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation." Accordingly, when the local currency of its foreign entities is the functional currency, all assets and liabilities, other than those located in highly inflationary countries, are translated into United States dollars at the rate of exchange in effect at the balance sheet date. Income and expense items are translated at the weighted average exchange rate prevailing during the period. The effects of foreign currency translation adjustments for these entities are deferred and included as a component of stockholders' equity. When foreign affiliates operate in highly inflationary countries, non-monetary amounts are remeasured at historical exchange rates while monetary assets and liabilities are remeasured at the current rate with the related adjustments reflected in Other (Income) Expense, net. The effects of foreign currency transactions denominated in a currency other than the Company's functional currency are included in Other (Income) Expense, net.

Revenue Recognition

Sales are generally recorded when all of the following have occurred: an agreement of sale exists, product delivery and acceptance has occurred or services have been rendered, and collection is reasonably assured. Management is required to make judgments about whether or not collectibility is reasonably assured. For certain products, the Company maintains consigned inventory at customer locations. For these products, revenue is recognized at the time the Company is notified that the customer has used the inventory. The Company reduces revenue with reserves for estimated price concessions and sales returns. Allowances which are recorded at the time revenue is recognized, in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists," are based upon historical price concessions and sales returns.

Cash Equivalents

The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are valued at cost, which approximates fair value.

Accounts Receivable Securitization

The Company accounts for the securitization of accounts receivable in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." When the Company sells accounts receivable in securitizations, a subordinated residual interest in the securitized portfolio is retained by the Company (recorded in Other Current Assets). Gain or loss on sale of the accounts receivable depends in part on the previous carrying amount of the financial assets involved in the transfer, allocated between the assets sold and the residual interests based on their relative fair value at the date of transfer. Because quoted market prices are generally not available to determine the Company's fair value of the residual interest, the Company estimates the fair value of the residual interest by estimating future expected credit losses to determine the future expected cash flows, which generally approximate fair value given the securitized portfolio's short-term weighted average life. At the time the receivables are sold, the balances are removed from the Consolidated Balance Sheets. Costs associated with the sale of receivables, primarily related to the discount and loss on sale, are included in Other (Income) Expense, net.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market value. Market value for raw materials is based on replacement costs, and for other inventory classifications is based on net realizable value.

December 31, (in millions)	2002	2001
Raw materials	$ 17.4	$ 21.8
Work in process	14.7	23.6
Finished products	79.7	41.2
	$ 111.8	$ 86.6

Reserves for excess and obsolete inventory were approximately $9.6 million and $9.4 million at December 31, 2002 and 2001, respectively. During the years ended December 31, 2002, 2001 and 2000, the Company allocated $9.8 million, $8.4 million and $5.0 million, respectively, of general and administrative costs to inventory. General and administrative costs included in both the December 31, 2002 and 2001 inventory balances were $2.8 and $2.4 million, respectively.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation and amortization are principally calculated for financial reporting purposes on the straight-line method over the estimated useful lives of the related assets, which range from 20 to 50 years for buildings and improvements and from three to 15 years for machinery and equipment. Leasehold improvements are amortized over the life of the related facility leases or the asset, whichever is shorter. Straight-line and accelerated methods of depreciation are used for income tax purposes.

December 31, (in millions)	2002	2001
Land	$ 32.6	$ 34.3
Buildings and leasehold improvements	70.0	65.5
Machinery and equipment	192.8	179.7
Equipment with customers (Note 3)	101.5	46.0
Construction in progress	8.5	6.4
	405.4	331.9
Accumulated depreciation and amortization	(196.0)	(144.1)
	$ 209.4	$ 187.8

Depreciation expense was $29.6 million, $27.0 million and $34.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Repairs and maintenance expense was $9.1 million, $11.1 million and $10.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates are accounted for under the cost method and have been designated as available-for-sale in accordance with the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These investments are carried at fair market value, with unrealized gains and losses reported in stockholders' equity as Accumulated Other Comprehensive Income. Gains or losses on investments sold are based on the specific identification method. The fair values of certain investments are based on quoted market prices. For other investments, various methods are used to estimate fair value, including external valuations and discounted cash flows. When the fair value of a certain investment declines below cost, management uses the following criteria to determine if such a decline should be considered other than temporary and result in a realized loss:

- the duration and extent to which the market value has been less than cost;
- the financial condition and near term prospects of the investee;
- the reasons for the decline in market value; and
- the Company's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Edwards Lifesciences' operations were included in Baxter's consolidated United States federal and state income tax returns and in the tax returns of certain Baxter foreign subsidiaries prior to the Distribution. The provision for income taxes prior to the Distribution has been determined as if Edwards Lifesciences had filed separate tax returns under its existing structure for the periods presented. Prior to the Distribution, all income taxes were settled with Baxter on a current basis through the "Investment by Baxter International Inc., net" account.

Investment by Baxter International Inc., net

Investment by Baxter International Inc., net includes common stock, additional paid-in capital and net intercompany balances with Edwards Lifesciences that were contributed at the time of the spin-off. Baxter did not manage the activity in this account on the basis of separate legal entities. There is no distinction in this account between net investments in and net advances to Edwards Lifesciences as there was no term associated with the cash infusions and no intent or expectation that the infusions would be remitted to Baxter.

Research and Development Costs

Research and development costs are charged to expense when incurred.

Earnings Per Share

Earnings per share are calculated in accordance with SFAS No. 128, "Earnings per Share," which requires the Company to report both basic earnings per share, based on the weighted-average number of common shares outstanding, and diluted earnings per share, based on the weighted-average number of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options. No earnings per share data is presented in the Consolidated Statements of Operations for 2000 as the Edwards Lifesciences earnings were part of Baxter's earnings through the close of business on March 31, 2000.

A reconciliation of the shares used in the basic and diluted per share computations is as follows:

Years Ended December 31, (in millions)	2002	2001
Basic shares outstanding	59.0	58.9
Dilutive effect of employee stock options	2.3	—
Diluted shares outstanding	61.3	58.9

Anti-dilutive shares of 2.1 million, comprised of dilutive employee stock options, were excluded from the calculation of diluted shares outstanding in 2001.

Derivatives

Edwards Lifesciences maintains an overall risk management strategy that incorporates the use of a variety of interest rate and currency derivative financial instruments to mitigate its exposure to significant unplanned fluctuations in earnings caused by volatility in interest rate and currency exchange rates. Derivative instruments that are used as part of the Company's interest and foreign exchange rate management strategy include interest rate swaps, option-based products and forward exchange contracts. These instruments are designated as cash flow hedges. Edwards Lifesciences does not use any of these instruments for trading or speculative purposes.

The Company uses interest rate swaps to convert floating-rate debt to fixed-rate debt. The Company's interest rate swap agreements involve agreements to pay a fixed rate and receive a floating rate, at specified intervals, calculated on an agreed-upon notional amount. The debt and amounts that the Company hedges are determined based on prevailing market conditions and the current shape of the yield curve. Interest rate swap agreements are executed as an integral part of specific debt transactions.

The Company utilizes forward exchange contracts and option contracts to hedge a portion of its exposure to forecasted intercompany foreign currency transactions. These contracts provide for the purchase or sale of foreign currencies at specified future dates at specified exchange rates. These contracts are entered into to reduce the risk that the Company's earnings and cash flows resulting from certain forecasted intercompany transactions will be adversely affected by changes in foreign currency exchange rates.

Derivative instruments used by Edwards Lifesciences involve, to varying degrees, elements of credit risk, in the event a counterparty should default, and market risk, as the instruments are subject to rate and price fluctuations. Credit risk is managed through the use of credit standard guidelines, counterparty diversification, monitoring of counterparty financial condition and International Swap Dealers Association master netting agreements in place with all derivative counterparties. All derivative financial instruments are with commercial banks and investment banking firms assigned investment grade ratings of "AA" or better with national rating agencies.

All derivatives are recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as either (a) a hedge of a forecasted transaction or the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge), or (b) a hedge of an exposure to changes in the fair value of an asset, liability, or an unrecognized firm commitment (a "fair value" hedge). Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a cash flow hedge to the extent that the hedge is effective, are recorded in Other Comprehensive Income until earnings are affected by the variability of cash flows of the hedged transaction (e.g., until periodic settlements of a variable asset or liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current-period earnings. Changes in the fair value of a derivative that is highly effective, and that is designated and qualifies as a foreign-currency hedge, are recorded in either current-period earnings or Other Comprehensive Income, depending on whether the hedging relationship satisfies the criteria for a fair-value or cash flow hedge.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges or specific firm commitments or forecasted transactions. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

When it is determined that a derivative is not, or has ceased to be, highly effective as a hedge, the Company discontinues hedge accounting prospectively. A derivative ceases to be highly effective when (a) the Company determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item such as firm commitments or forecasted transactions, (b) it is no longer probable that the forecasted transaction will occur, (c) the derivative expires or is sold, terminated, or exercised, or (d) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When the Company discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in Accumulated Other Comprehensive Income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in Accumulated Other Comprehensive Income will be recognized immediately in earnings. In a situation in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings.

Comprehensive Income

Comprehensive income encompasses all changes in equity other than those arising from transactions with stockholders, and consists of net income, currency translation adjustments, pension adjustments and unrealized net gains and losses on cash flow hedges and investments in unconsolidated affiliates.

New Accounting and Disclosure Standards Adopted

Effective January 1, 2001, Edwards Lifesciences adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets and liabilities, measured at fair value. Accounting for the gain or loss due to changes in fair value of the derivative instrument depends on whether the derivative qualifies as a hedge. If the derivative instrument does not qualify as a hedge, the gains or losses are reported in earnings when they occur. If the derivative instrument qualifies as a hedge, the accounting varies based upon the type of risk being hedged. Adopting the provisions of SFAS No. 133 on January 1, 2001 resulted in a one-time cumulative after-tax increase in net loss of $1.5 million. In addition, the Company recorded the following one-time cumulative after-tax adjustments in Accumulated Other Comprehensive Income:

(in millions)	Unrealized Gain (Loss)
Related to previously designated cash flow hedging relationships:	
Fair value of hedging instruments	$ (6.9)
Previously deferred hedging gains and losses	1.5
Total cumulative effect of adoption on Other Comprehensive Income, net of tax	$ (5.4)

Effective January 1, 2001, Edwards Lifesciences adopted the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement replaces SFAS No. 125 and revises the standards for accounting for securitizations and other transfers of financial assets and collateral. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement was effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 was effective for fiscal years beginning after December 15, 2001 and requires that goodwill no longer be amortized, but instead be subject to a periodic impairment review. See Note 6 for further information.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." SFAS No. 144, which changes the accounting and reporting for the impairment of long-lived assets, is effective for fiscal years beginning after December 15, 2001. Adoption of this standard did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 "Consolidation of Variable Interest Entities – an interpretation of ARB No. 51." This interpretation addresses consolidation by business enterprises of variable interest entities. Certain provisions of this interpretation were effective immediately. While the Company has a special purpose entity, this interpretation does not have a material impact on the Company's consolidated financial statements as qualified special purpose entities are specifically excluded from the interpretation's requirements.

New Accounting and Disclosure Standards Issued

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143, which changes the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs, will be effective for fiscal years beginning after June 15, 2002. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 changes the accounting and reporting for costs associated with exit or disposal activities, termination benefits and other costs to exit an activity, including certain costs incurred in a restructuring. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not expect that the adoption of this standard will have a material impact on its consolidated financial statements.

Note 3.

ACQUISITION OF JOINT VENTURE IN JAPAN

On October 1, 2002, the Company acquired from Baxter for $19.0 million, net, the cardiovascular business in Japan. The purchase price excluded approximately $30 million of securitized accounts receivable. In the three months ended September 30, 2002, the Company recorded a $3.3 million charge for legal, administrative and regulatory expenses related to the acquisition. Commencing October 1, 2002 the Company began reporting the results of the Japan business on a fully consolidated basis. The acquisition did not materially impact the Company's net income as the terms of the joint venture agreement enabled Edwards Lifesciences to record substantially all of the net profit generated by the Japan business (see Note 1).

The acquisition of the cardiovascular business in Japan was accounted for using the predecessor basis of accounting, whereby acquired assets and liabilities are recorded at their historical balances. The impact to the Company's balance sheet on October 1, 2002 from the acquisition was as follows:

(in millions)	Net Assets Acquired	Net Other	Impact
Current assets			
Accounts and other receivables, net	$ 18.8	$ (14.8)[b]	$ 4.0
Inventories, net	36.0	—	36.0
Prepaid expenses and other current assets	1.6	—	1.6
Total current assets	56.4	(14.8)	41.6
Property, plant and equipment, net	15.3	—	15.3
Deferred income taxes	42.7 [a]	—	42.7
Other assets	3.1	—	3.1
	$ 117.5	$ (14.8)	$ 102.7
Accounts payable and accrued liabilities	$ 29.6	$ (14.8)[b]	$ 14.8
Long-term debt	—	19.0 [c]	19.0
Other liabilities	5.9	—	5.9
Stockholders' equity			
Additional contributed capital	129.8	(19.0)	110.8
Accumulated other comprehensive income	(47.8)	—	(47.8)
Total stockholders' equity	82.0	(19.0)	63.0
	$ 117.5	$ (14.8)	$ 102.7

(a) Deferred tax asset relates to a tax basis step up in connection with the acquisition.

(b) To reflect the elimination of receivables and payables between Edwards Lifesciences and the joint venture in Japan which are considered intercompany balances after the acquisition.

(c) To reflect the incurrence of $19.0 million of long-term debt to effect the transaction.

The following unaudited pro forma consolidated statement of operations for the year ended December 31, 2002 presents the results of Edwards Lifesciences assuming that the acquisition of the cardiovascular business in Japan had been completed as of January 1, 2002:

(in millions, except per share information)	Historical	Pro Forma Adjustments: Japan Operating Results [a]	Pro Forma Adjustments: Other [b]	Pro Forma
Net sales	$ 704.0	$ 77.2	$ —	$ 781.2
Cost of goods sold	299.1	31.0	—	330.1
Gross profit	404.9	46.2	—	451.1
Selling, general and administrative expenses	227.9	34.0	—	261.9
Research and development expenses	65.2	2.5	—	67.7
Disposition of assets and other non-recurring charges, net	67.4	—	—	67.4
Non-recurring spin-off expenses	3.3	—	—	3.3
Other operating income	(11.0)	11.0	—	—
Operating income (loss)	52.1	(1.3)	—	50.8
Interest expense, net	11.5	—	0.8	12.3
Other (income) expense, net	(15.4)	(1.5)	—	(16.9)
Income (loss) before provision for income taxes	56.0	0.2	(0.8)	55.4
Provision (benefit) for income taxes	0.3	0.1	(0.2)	0.2
Net income (loss)	$ 55.7	$ 0.1	$ (0.6)	$ 55.2
Share information:				
Earnings per basic share	$ 0.94			$ 0.94
Earnings per diluted share	$ 0.91			$ 0.90

(a) To reflect Edwards Lifesciences' Japanese business on a consolidated basis for the full year ended December 31, 2002.

(b) To reflect estimated interest expense that would have been incurred by the Company based on incurrence of $19.0 million of debt at an effective interest rate of approximately 5%.

Note 4.

DISPOSITION OF ASSETS AND OTHER NON-RECURRING CHARGES, NET

During 2002, 2001 and 2000, Edwards Lifesciences recorded non-recurring charges comprised of the following:

2002

In September 2002, the Company recorded a $67.4 million pretax charge related to the impairment of its investment in preferred stock of World Heart Corporation ("WorldHeart"). The investment was written down to $6.2 million, which represents the value of the Company's preferred stock investment had it been converted into common stock at October 15, 2002. The decision to record the charge was based primarily on delays in WorldHeart's product development timelines, arising from its revised strategy.

2001

Loss on Sale of Assets ($68.2 million) Effective June 30, 2001, the Company sold the stock of Edwards Lifesciences Cardiovascular Resources, Inc. ("ELCR") to Fresenius Medical Care AG ("Fresenius") for cash proceeds of $45.0 million (the "ELCR Sale"), resulting in a pre-tax loss of $68.2 million. ELCR provided and managed perfusionists, monitoring systems, capital equipment and disposable material on a contract service basis to hospitals in the United States and Puerto Rico.

The following unaudited pro forma consolidated condensed statement of operations gives effect to the ELCR Sale as if it had occurred on January 1, 2001 and excludes the $68.2 million loss on the sale. The unaudited pro forma consolidated condensed statement of operations does not purport to be indicative of either the results of future operations or the results of operations that would have occurred had the ELCR Sale been consummated on January 1, 2001. The following amounts are in millions, except per share amounts:

Year Ended December 31,	2001
Net sales	$ 631.1
Net income	45.9
Net income per share:	
Basic	0.78
Diluted	0.75

Other Non-recurring Charges ($14.8 million) Based upon the non-strategic nature and declining profitability of certain products in the Company's portfolio (including certain distributed products), the Company decided during the quarter ended June 30, 2001 to discontinue its sales effort of these products. The long-lived assets and the investments related to these products were evaluated to determine whether any impairment in their recoverability existed at the determination date. As a result, Edwards Lifesciences assessed whether the estimated cash flows of the products or investments over the estimated lives of the related assets were sufficient to recover their costs. Where such cash flows were insufficient, the Company utilized a discounted cash flow model to estimate the fair value of assets or investments and recorded an impairment charge to adjust the carrying values to estimated fair values. As a result of this evaluation, Edwards Lifesciences recorded a non-cash charge of $14.8 million primarily related to the impairment of intangibles ($8.3 million), the impairment of an investment ($5.5 million) and the write-down of non-productive assets ($1.0 million).

2000

Loss on Sale and Abandonment of Assets ($302.0 million) During 2000, the Company sold the majority of its United States and Western European assets and rights related to its perfusion products to Jostra AG (the "Jostra Sale"). In accordance with SFAS No.121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges," the Company recorded a pre-tax impairment charge of $290.5 million in 2000 to reduce the carrying value of these assets to fair value based upon the estimated net proceeds from the Jostra Sale. Assets subject to this impairment charge consisted primarily of goodwill ($245.0 million) and special-use manufacturing and support assets. The goodwill impairment charge was calculated based upon a pro rata allocation of the goodwill using the relative fair values of the affected long-lived assets and identifiable intangibles acquired at the inception date of the goodwill. On August 31, 2000, Edwards Lifesciences completed the Jostra Sale for $24.0 million (consisting of $10.0 million in cash and a $14.0 million note receivable, payable in six equal quarterly installments through March 1, 2002, plus interest at an annual effective rate of 8%). All payments under the note have been made.

In conjunction with the Jostra Sale, during 2000 the Company recorded charges to establish a $9.7 million reserve for personnel costs and a $1.8 million reserve for exit activities. The personnel costs consisted primarily of severance, medical plan continuation and outplacement services for the approximately 225 employees impacted by the Jostra Sale. The impacted employees were located in Europe, the United States and Puerto Rico, and primarily worked in a manufacturing capacity. The exit activities consisted primarily of information systems costs, contract termination costs and shutdown expenses.

The following table summarizes the utilization of these reserves through December 31, 2001:

(in millions)	Initial Reserve	Utilized in 2000	Balance at December 31, 2000	Utilized in 2001	Balance at December 31, 2001
Personnel costs	$ 9.7	$ (1.8)	$ 7.9	$ (7.9)	$ —
Exit activities	1.8	(1.4)	0.4	(0.4)	—
	$ 11.5	$ (3.2)	$ 8.3	$ (8.3)	$ —

Gain on Sale of Assets ($35.0 million) On June 30, 2000, Edwards Lifesciences transferred the rights, intellectual property and United States' assets related to the Novacor mechanical cardiac assist product line to WorldHeart. In return, the Company received (a) preferred stock of a subsidiary of WorldHeart which, at Edwards' option, can be exchanged for approximately five million shares of WorldHeart's common stock commencing July 2003, bears a cumulative dividend and matures in June 2015, and (b) exclusive worldwide distribution rights to the Novacor left ventricular assist system and any ventricular assist technologies developed by WorldHeart. Edwards Lifesciences also will provide components and technical support to WorldHeart for ventricular assist products at agreed upon prices. The Company recorded a pre-tax gain of $35.0 million during 2000 in connection with this transaction.

As part of the transaction with WorldHeart, the Company invested $20.0 million in WorldHeart convertible preferred stock. The preferred stock bears a cumulative dividend, matures in June 2007, is callable at any time by WorldHeart and is convertible by Edwards Lifesciences into WorldHeart common stock commencing July 2006. Edwards Lifesciences reports its investments in WorldHeart as available-for-sale securities.

The following unaudited pro forma consolidated condensed statement of operations gives effect to the sales to Jostra AG and WorldHeart by Edwards Lifesciences as if the sales had occurred on January 1, 2000 and exclude the $302.0 million loss on sale to Jostra AG and the $35.0 million gain on sale to WorldHeart. The unaudited pro forma consolidated condensed statement of operations does not purport to be indicative of either the results of future operations or the results of operations that would have occurred had the sales been consummated on January 1, 2000. The following amounts are in millions, except per share amounts:

Year Ended December 31,	2000
Net sales	$ 771.9
Net income	8.2
Net income per share:	
Basic	0.14
Diluted	0.13

Other Non-recurring Charges ($45.2 million) As a result of Edwards Lifesciences' continuing efforts to focus the Company's product portfolio and effect the Company's business strategy following the spin-off from Baxter, during 2000 the Company decided to discontinue certain products in its portfolio that did not meet the objectives of its business strategy. The long-lived assets or the investments in these products were evaluated to determine whether any impairment in their recoverability existed at the determination date. As a result, Edwards Lifesciences assessed whether the estimated cash flows of the products over the estimated lives of the related assets were sufficient to recover their costs. Where such cash flows were insufficient, the Company utilized a discounted cash flow model to estimate the fair value of assets or investments and recorded an impairment charge to adjust the carrying values to estimated fair values. As a result of this evaluation, Edwards Lifesciences recorded a non-cash charge of $45.2 million during 2000 primarily related to the impairment of goodwill unrelated to perfusion products ($37.0 million), impairment of other intangibles ($5.1 million) and the write-down of non-productive assets ($3.1 million).

Note 5.

ACCOUNTS RECEIVABLE SECURITIZATION

Edwards Lifesciences has two agreements (the "Japan Receivables Facility" and the "U.S. Receivables Facility," or the "Facilities") with financial institutions whereby it securitizes, on a continuous basis, an undivided interest in certain eligible trade account receivables. In December 2002 the Company entered into the Japan Receivables Facility whereby the Company's Japanese subsidiary (Edwards Lifesciences Japan Limited) sells eligible accounts receivable directly to a financial institution. Under the U.S. Receivables Facility, the Company sells eligible accounts receivable to a wholly owned, special purpose, bankruptcy-remote subsidiary formed for the purpose of buying and selling these receivables, which then sells the participating interests in the receivables to a financial institution.

The transactions under both Facilities are accounted for as sales of accounts receivable. The Company retained servicing responsibilities and subordinated residual interests in the accounts receivables. No servicing asset or liability has been recorded as the Company's compensation for servicing the assets is just adequate to cover the cost of its servicing responsibilities. The Company receives annual servicing fees approximating one percent of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received their contractual return. The investors and the securitization trust have no recourse to the Company's other assets for failure of debtors to pay when due. The Company's residual interests are subordinate to the investors' interests. The Facilities expire in December 2003 and are renewable for one-year periods at the Company's option.

Sales of receivables under these programs result in a reduction of accounts receivable on the Company's Consolidated Balance Sheets. Residual interests are carried at their fair value estimated as the net realizable value, which considers the relatively short liquidation period and includes an estimated provision for credit losses, and are included in Other Current Assets. Pursuant to the terms of the Facilities, the Company had sold approximately $82.7 million and $42.1 million of trade accounts receivable as of December 31, 2002 and 2001, respectively, resulting in a reduction of trade accounts receivable on the Company's Consolidated Balance Sheets, and received funding of approximately $67.1 million and $37.2 million. In 2002, proceeds from new sales totaled $474.1 million and cash collections totaled $455.2 million. In 2001, proceeds from new sales totaled $411.6 million and cash collections totaled $406.4 million. Costs associated with the sale of receivables, primarily related to the discount and loss on sale, were $1.6 million, $1.4 million and $0.4 million in 2002, 2001 and 2000, respectively, and are included in Other (Income) Expense, net.

Note 6.

GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," whereby goodwill is no longer amortized, but instead is subject to a periodic impairment review. As the Company's operations are comprised of one reporting unit, the Company reviews the recoverability of its goodwill by comparing the Company's fair value to the net book value of its assets. If the book value of the Company's assets exceeds the Company's fair value, the goodwill is written down to its implied fair value.

Pursuant to SFAS No. 142, the results for periods prior to adoption are not to be restated. If SFAS No. 142 had been effective January 1, 2000, net loss and earnings per basic and diluted share would have been as follows (in millions, except per share information):

Years Ended December 31,	2001	2000
Reported net income (loss)	$ (11.4)	$ (271.7)
Goodwill amortization, net of tax	17.7	28.3
Adjusted net income (loss)	$ 6.3	$ (243.4)
Earnings per basic share:		
Reported net loss	$ (0.19)	—
Adjusted net income	$ 0.11	—
Earnings per diluted share:		
Reported net loss	$ (0.19)	—
Adjusted net income	$ 0.10	—

Other intangible assets subject to amortization consisted of the following:

December 31, 2002 (in millions)	Patents	Unpatented Technology	Other	Total
Cost	$ 96.8	$ 36.3	$ 5.8	$ 138.9
Accumulated amortization	(58.2)	(15.5)	(3.3)	(77.0)
Net carrying value	$ 38.6	$ 20.8	$ 2.5	$ 61.9

December 31, 2001 (in millions)	Patents	Unpatented Technology	Other	Total
Cost	$ 128.8	$ 39.8	$ 5.1	$ 173.7
Accumulated amortization	(84.9)	(16.4)	(3.8)	(105.1)
Net carrying value	$ 43.9	$ 23.4	$ 1.3	$ 68.6

Amortization expense related to other intangible assets for the years ended December 31, 2002 and 2001 was $9.5 million and $9.9 million, respectively. Estimated amortization expense for each of the years ending December 31 is as follows (in millions):

2003	$ 8.7
2004	8.7
2005	8.7
2006	8.5
2007	8.5

Note 7.

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

December 31, (in millions)	2002	2001
Accounts payable	$ 69.5	$ 53.1
Employee compensation and withholdings	38.4	33.5
Property, payroll and other taxes	33.7	31.5
Other accrued liabilities	56.3	65.4
	$ 197.9	$ 183.5

Note 8.

LONG-TERM DEBT, CREDIT FACILITIES AND LEASE OBLIGATIONS

Edwards Lifesciences entered into two unsecured revolving credit agreements ("the Credit Facilities") as of the Distribution, providing for up to an aggregate of $530.0 million in borrowings in multiple currencies. Borrowings currently bear interest at the London interbank offering rate (LIBOR) plus 0.78%, which includes a facility fee. One of the credit agreements provides for long-term borrowings up to an aggregate of $430.0 million and expires on March 30, 2005. The other credit agreement provides for short-term borrowings up to an aggregate of $100.0 million and expires on March 27, 2003. The Company will replace the $100.0 million credit agreement with a similar credit agreement through March 2004. As of December 31, 2002, approximately $245.5 million was outstanding under the $430.0 million credit agreement. Edwards Lifesciences pays a facility fee, regardless of available or outstanding borrowings, currently at an annual rate of 0.15% for the $430 million credit agreement and 0.125% for the $100.0 million credit agreement. The Credit Facilities contain various financial and other covenants of Edwards Lifesciences, including a maximum leverage ratio and a minimum interest coverage ratio. All amounts outstanding under the $430.0 million credit agreement have been classified as long-term obligations, as these borrowings will continue to be refinanced pursuant to this credit agreement.

Edwards Lifesciences utilizes interest rate swap agreements in managing its exposure to interest rate fluctuations. Interest rate swap agreements are executed as an integral part of specific debt transactions. Edwards Lifesciences' interest rate swap agreements involve agreements to receive a floating rate and pay a fixed rate, at specified intervals, calculated on an agreed-upon notional amount. As of December 31, 2002, Edwards Lifesciences had in place four interest rate swaps with a total notional amount of $199.4 million to swap floating rate United States dollar and Yen denominated debt obtained under the Company's revolving credit facilities for fixed rates. The original maturities of the interest rate swap agreements are between three and five years.

The weighted average interest rate under the Credit Facilities was 4.79% at December 31, 2002, including the effect of interest rate swap agreements. The rates have been calculated using rates in effect at December 31, 2002, some of which are floating rates that reset periodically.

Future minimum lease payments (including interest) under noncancelable operating leases and aggregate debt maturities at December 31, 2002 were as follows:

(in millions)	Operating Leases	Aggregate Debt Maturities
2003	$ 5.8	$ —
2004	5.4	—
2005	3.3	245.5
2006	3.0	—
2007	1.0	—
Thereafter	—	—
Total obligations and commitments	$ 18.5	$ 245.5

Included in debt at December 31, 2002 were unsecured notes denominated in various foreign currencies as follows (in millions):

Japanese Yen	13,700.0
Euro	15.0
Swiss Franc	5.0

Certain facilities and equipment are leased under operating leases expiring at various dates. Most of the operating leases contain renewal options. Total expense for all operating leases was $6.8 million, $6.1 million and $5.3 million for the years 2002, 2001 and 2000, respectively.

Note 9.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair Values of Financial Instruments

The consolidated financial statements include financial instruments whereby the fair market value of such instruments may differ from amounts reflected on a historical basis. Financial instruments of the Company consist of cash deposits, accounts and other receivables, investments in unconsolidated affiliates, accounts payable, certain accrued liabilities and debt. The fair values of certain investments in unconsolidated affiliates are estimated based on quoted market prices. For other investments, various methods are used to estimate fair value, including external valuations and discounted cash flows. The carrying amount of the Company's long-term debt approximates fair market value based on prevailing market rates. The Company's other financial instruments generally approximate their fair values based on the short-term nature of these instruments.

Derivative Financial Instruments

The Company utilizes a variety of derivative financial instruments to manage its currency exchange rate and interest rate risk as summarized below. The Company does not enter into these arrangements for trading or speculation purposes.

	December 31,			
	2002		2001	
(in millions)	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swap agreements	$ 199.4	$ (11.0)	$ 168.4	$ (10.3)
Option-based products	162.7	(2.7)	94.4	0.7
Forward currency agreements	226.1	(2.6)	62.0	8.5

The fair value of financial instruments was estimated by discounting expected cash flows using quoted market interest rates and foreign exchange rates as of December 31, 2002 and 2001. Notional amounts are stated in the United States dollar equivalents at spot exchange rates at the respective dates. Considerable judgment was employed in interpreting market data to develop estimates of fair value; accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions or valuation methodologies could have a material effect on the estimated fair value amounts.

At December 31, 2002, the fair value of option-based products, forward currency and interest rate swap agreements is recorded in Accrued Liabilities. During the year ended December 31, 2002 and 2001, the Company reclassified from Accumulated Other Comprehensive Income a net gain of $5.9 million and $8.2 million, respectively, to Cost of Goods Sold, and a net loss of $5.0 million and $3.8 million, respectively, to Interest Expense, Net. The Company expects that during the next 12 months it will reclassify to earnings an $11.2 million loss currently recorded in Accumulated Other Comprehensive Income. For the year ended December 31, 2002 and 2001, the Company expensed $1.3 million and $2.0 million, respectively, related to the time value of option-based products.

Note 10.

COMMON STOCK

The Edwards Lifesciences Corporation Long-Term Stock Incentive Compensation Program (the "Program"), which became effective April 1, 2000, provides for the grant of incentive and non-qualified stock options, restricted stock and other stock-based incentive awards for eligible employees and contractors of the Company. Under the Program, these grants are generally awarded at a price equal to the fair market value at the date of grant based upon the closing price on the date immediately preceding the grant date. Options to purchase shares of the Company's common stock granted under the Program generally vest over predetermined periods and expire 10 years after the date of grant. An aggregate of 12.5 million shares of the Company's common stock has been reserved for issuance under the Program.

On April 3, 2000, the Company granted options to purchase shares of Edwards Lifesciences' common stock under the Program. The grants include two types of stock options: Founders Options and Conversion Options. The Founders Options were awarded to all salaried employees of the Company, and permit the purchase of approximately 5.7 million shares at an exercise price of $13.88, the fair market value at the date of grant. The Founders Options vested 30% on April 3, 2002, and the balance will vest on April 3, 2003. The Founders Options included approximately 634,000 options granted to non-employees of the Company in Japan (employees of Baxter dedicated to the joint venture as described in Notes 1 and 3). In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the $4.0 million value of these options is being amortized over the three-year vesting period on a straight-line basis. The Conversion Options permitted the purchase of approximately 2.2 million shares at an exercise price based upon an equitable conversion of the exercise price under the Baxter stock option plan, with reference to the when-issued price of the Company's stock and the closing price of Baxter's common stock on March 31, 2000. The Conversion Options retained the vesting periods under the Baxter stock option plan, resulting in various vesting periods. All of the Conversion Options were vested as of the end of September 2002.

The Company also maintains the Nonemployee Directors and Consultants Stock Incentive Program (the "Nonemployee Program"), which became effective April 1, 2000, and has subsequently been amended. Under the Nonemployee Program, each non-employee director annually receives 10,000 stock options. Additionally, each non-employee director may elect to receive all or a portion of the cash retainer to which the director is otherwise entitled through the issuance of stock options. As of December 31, 2002, 172,962 options were issued under the Nonemployee Program.

Stock option activity under the Program and the Nonemployee Program was as follows:

	2002		2001		2000	
(options in thousands)	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	7,716	$ 14.79	7,686	$ 13.59	—	$ —
Options issued with the Distribution	—	—	—	—	7,852	13.37
Options granted during period	2,784	26.03	1,123	22.01	424	16.87
Options exercised	(552)	14.17	(481)	12.14	—	—
Options cancelled	(154)	18.17	(612)	14.33	(590)	13.14
Outstanding, end of year	9,794	$ 17.97	7,716	$ 14.79	7,686	$ 13.59
Exercisable, end of year	3,251	$ 14.52	1,857	$ 13.46	523	$ 10.20

The following table summarizes stock options outstanding at December 31, 2002:

	Outstanding			Exercisable	
Range of Exercise Prices (options in thousands)	Number of Options	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$13.88 (Founders Options)	4,353	7.3	$ 13.88	1,132	$ 13.88
$10.20 – $15.71 (Conversion options)	1,438	5.4	12.13	1,438	12.13
$15.44 – $28.85 (Other options)	4,003	9.0	24.52	681	20.63
	9,794	7.7	$ 17.97	3,251	$ 13.46

The Company applies the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for stock-based compensation; therefore, no compensation expense has been recognized for its fixed stock option plans as options generally are granted at fair market value based upon the closing price on the date immediately preceding the grant date.

The Company has adopted the disclosure requirements for SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, if compensation expense for the Company's stock options had been recognized, based upon the fair value of awards granted, the Company's net income and earnings per share would have been reduced to the following pro forma amounts:

	2002		2001		2000	
(in millions, except per share amounts)	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Net Income	$ 55.7	$ 42.2	$ (11.4)	$ (20.0)	$ (271.7)	$ (279.0)
Basic earnings per share	0.94	0.72	(0.19)	(0.34)	—	—
Diluted earnings per share	0.91	0.69	(0.19)	(0.34)	—	—

The per share weighted-average fair value for options granted during 2002, 2001 and 2000 was $11.64, $7.00 and $6.39, respectively. The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2002	2001	2000
Average risk-free interest rate	4.4%	5.8%	5.8%
Expected dividend yield	None	None	None
Expected volatility	44%	45%	45%
Expected life (years)	5	5	5

Restricted Stock

A one-time grant of 5,000 shares of restricted stock was made to each of the non-employee directors pursuant to the Nonemployee Program. These grants vest 50% after one year and the balance vests after two years from the date of grant. An aggregate of 300,000 shares of the Company's common stock has been authorized for issuance pursuant to the Nonemployee Program. Grants of restricted stock to non-employees are charged to unearned compensation in Stockholders' Equity at their intrinsic value and recognized as expense over the vesting period. Compensation expense recognized for such grants was approximately $0.1 million for 2002 and $0.2 million for both 2001 and 2000.

Employee Stock Purchase Plan

The Company has two employee stock purchase plans ("ESPP") for eligible employees to purchase shares of the Company's common stock at 85% of the lower of the fair market value of Edwards Lifesciences common stock on the effective date of subscription or the date of purchase. Under the ESPP, employees can authorize the Company to withhold up to 12% of their compensation for common stock purchases, subject to certain limitations. The ESPP is available to all active employees of the Company paid from the United States payroll and to eligible employees of the Company outside the United States to the extent permitted by local law. The ESPP for United States employees is qualified under Section 423 of the Internal Revenue Code. The Board of Directors authorized an aggregate of 2,150,000 shares of the Company's common stock for issuance under the ESPP. As of December 31, 2002, 290,385 shares have been issued under the plans.

Special Ownership Stock Option Plan

Prior to the Distribution, certain employees of Edwards Lifesciences participated in stock-based compensation plans sponsored by Baxter. Such plans principally included fixed stock option plans and employee stock purchase plans. Baxter applied APB Opinion No. 25, and related interpretations in accounting for such plans. Accordingly, no compensation cost was recognized for the fixed stock option plans and the employee stock purchase plans. These plans remain the sole responsibility of Baxter.

Employees who transferred to Edwards Lifesciences were required to exercise any vested options within 90 days from the spin-off date from Baxter unless an employee qualified for certain retirement, disability or other special provisions, and all unvested Baxter options were cancelled by Baxter on June 30, 2000.

Stockholder Rights Plan

In connection with the Distribution, the Company adopted a Stockholder Rights Plan to protect stockholders' rights in the event of a proposed or actual acquisition of 15% or more of the outstanding shares of the Company's common stock. As part of this plan, each share of the Company's common stock carries a right to purchase one one-hundredth (1/100) of a share of Series A Junior Participating Preferred Stock (the "Rights"), par value $0.01 per share, subject to adjustment, which becomes exercisable only upon the occurrence of certain events. The Rights are subject to redemption at the option of the Board of Directors at a price of $0.01 per right until the occurrence of certain events. The Rights expire on March 31, 2010, unless earlier redeemed or exchanged by the Company.

Other

During 2000, Edwards Lifesciences issued to certain hourly employees approximately 125,000 shares of the Company's common stock valued at $1.7 million.

Treasury Stock

In November 2001, the Company's Board of Directors approved a stock repurchase program authorizing the Company to purchase on the open market and in privately negotiated transactions up to two million shares of the Company's outstanding common stock. Stock repurchased under the program will primarily be used to offset dilution resulting from shares issued under the Company's employee stock option programs. During 2002 and 2001, the Company repurchased 1,298,300 and 26,800 shares at an aggregate cost of $30.8 million and $686,000, respectively. The timing and size of any future stock repurchases are subject to a variety of factors, including market conditions, stock prices and other cash requirements.

Note 11.

EMPLOYEE BENEFIT PLANS

Defined Benefit Plans

Prior to the Distribution, Edwards Lifesciences employees participated in Baxter-sponsored defined benefit pension plans covering substantially all employees in the United States and Puerto Rico and employees in certain European countries. The benefits were based on years of service and the employees' compensation during five of the last 10 years of employment as defined by the plans. Effective as of the Distribution, Edwards Lifesciences' employees ceased to be eligible to accrue any additional benefits under the Baxter plan for United States employees. Edwards Lifesciences did not adopt a pension plan for United States employees to replace the Baxter plan in the United States. The pension liability related to Edwards Lifesciences' United States employees' service prior to the Distribution remains with Baxter. With respect to the Puerto Rico and certain European plans, Baxter transferred the assets and liabilities relating to Edwards Lifesciences' employees to Edwards Lifesciences as of the Distribution. Edwards Lifesciences has adopted a defined benefit pension plan in Puerto Rico and in certain European countries.

Pension expense for the Baxter-sponsored plans relating to Edwards Lifesciences' employees was $0.4 million for the three months ended March 31, 2000.

On October 1, 2002, the Company completed its spin-off from Baxter and acquired the cardiovascular business in Japan (See Notes 1 and 3). As part of the transaction, the Company acquired the defined benefit plan that covered the Japan employees and the related pension assets and liabilities.

In addition to pension benefits, Edwards Lifesciences participated in Baxter-sponsored contributory health care and life insurance benefits for substantially all domestic retired employees through the Distribution. Baxter and Edwards Lifesciences froze benefits under these plans as of the Distribution for Edwards Lifesciences employees. Edwards Lifesciences has not established new health care and life insurance plans for employees retiring subsequent to the Distribution. Expense associated with these benefits relating to Edwards Lifesciences employees was less than $1.0 million in 2000.

Edwards Lifesciences sponsors defined benefit pension plans in Puerto Rico, Japan and in certain European countries. A reconciliation of these plans' benefit obligations, assets, funded status and net liability are as follows:

(in millions)	Years Ended December 31, 2002	2001
Benefit Obligations:		
Beginning of period	$ 28.1	$ 23.0
Service cost	1.6	1.5
Interest cost	1.7	1.7
Participant contributions	0.2	0.2
Actuarial loss	4.1	2.6
Addition of Japan plan	8.6	—
Curtailment gains	(0.2)	(1.6)
Benefits paid	(0.3)	—
Currency exchange rate changes and other	0.9	0.7
End of year	$ 44.7	$ 28.1
Fair value of plan assets:		
Beginning of period	$ 20.3	$ 17.6
Actual return on plan assets	(0.7)	(0.4)
Employer contributions	1.6	2.1
Participant contributions	0.2	0.2
Addition of Japan plan	1.1	—
Benefits paid	(0.3)	—
Currency exchange rate changes and other	0.7	0.8
End of year	$ 22.9	$ 20.3
Funded status of plans:		
Funded status of plans	$ (21.8)	$ (7.7)
Unrecognized net transition obligation	0.6	—
Unrecognized net losses	13.5	4.6
Unrecognized prior service cost	1.6	2.6
Net liability on balance sheet	$ (6.1)	$ (0.5)
Net liability on balance sheet consists of:		
Prepaid benefit cost	$ 0.1	$ 0.9
Accrued benefit liability	(11.8)	(1.4)
Other assets	3.1	—
Accumulated other comprehensive loss	1.6	—
Deferred tax asset	0.9	—
Net liability on balance sheet	$ (6.1)	$ (0.5)

The components of net periodic benefit cost are as follows:

(in millions)	Years Ended December 31, 2002	2001	2000
Service cost	$ 1.6	$ 1.5	$ 1.1
Interest cost	1.7	1.7	1.1
Expected return on plan assets	(1.5)	(1.5)	(1.0)
Amortization of prior service cost and other	0.1	0.3	0.2
Net periodic pension benefits cost	$ 1.9	$2.0	$ 1.4

Significant assumptions used in determining benefit obligations and net periodic benefit cost are summarized as follows:

(in weighted averages)	Years Ended December 31, 2002	2001
Discount rate	4.96%	6.31%
Expected return on plan assets	6.77%	7.74%
Rate of compensation increase	3.66%	3.83%

Defined Contribution Plans

The Company's employees in the United States and Puerto Rico are eligible to participate in a qualified 401(k) and 1165(e) plan, respectively. Participants may contribute up to 15% of their annual compensation (subject to tax code limitation) to the plans. Edwards Lifesciences matches the first 3 percent of the participant's annual eligible compensation contributed to the plan on a dollar-for-dollar basis. Edwards Lifesciences matches the next 2 percent of the participant's annual eligible compensation to the plan on a 50% basis. Matching contributions relating to Edwards Lifesciences employees were $4.4 million and $3.9 million, $3.2 million 2002, 2001 and 2000, respectively.

The Company has a nonqualified deferred compensation plan for a select group of management that provides the opportunity to defer a specified percentage of their cash compensation. Participants may elect to defer up to 100% of bonus and 15% of total annual compensation. The Company's obligations under this plan are unfunded. The amount accrued under this plan was $3.3 million at December 31, 2002 and $2.2 million at December 31, 2001.

The Edwards Lifesciences Corporation Executive Option Plan (the "Executive Plan") became effective for participation by eligible employees in 2001. Eligible employees who participate in the Executive Plan may not participate in the Company's nonqualified deferred compensation plan. Under the Executive Plan, executive officers and certain other key employees may elect to forgo a portion of their annual salary and bonus for an option to purchase shares of mutual funds or the Company's common stock. The options are granted quarterly with an initial exercise price equal to 25% of the fair market value per share (as defined in the Executive Plan) of the respective security on the grant date. The number of shares subject to each option is determined such that the difference between the aggregate fair market value (as defined in the Executive Plan) and the aggregate exercise price under the option is equal to the amount of forgone compensation attributable to the option. A total of 95,000 shares of the Company's common stock have been registered for issuance under the Executive Plan.

Note 12.

RELATED PARTY TRANSACTIONS

Prior to the Distribution, Baxter provided to the Edwards Lifesciences Business certain legal, treasury, employee benefit, insurance and administrative services. Charges for these services were based on actual costs incurred by Baxter. The amounts charged to Edwards Lifesciences varied depending on the nature of the service, but generally were determined using headcount, sales, payroll, square footage or other appropriate data, or were determined on actual utilization of services. Management believes that the allocation of service charges is reasonable. However, the terms of these transactions may differ from those that would result from transactions with unrelated third parties or had Edwards Lifesciences performed these functions on its own.

Prior to the Distribution, Edwards Lifesciences participated in a centralized cash management program administered by Baxter. Short-term advances from Baxter or excess cash sent to Baxter have been treated as an adjustment to the Investment by Baxter International Inc., net account as of and through March 31, 2000. No interest was allocated to Edwards Lifesciences on this balance.

The following table summarizes the charges from Baxter for the above-mentioned services, as recorded in Edwards Lifesciences' Consolidated Statements of Operations for the year ended December 31, 2000:

(in millions)	
Cost of goods sold	$ 1.6
Selling, general and administrative expenses	10.5
Research and development expenses	0.7

Effective on the Distribution, Baxter and Edwards Lifesciences entered into a series of administrative services agreements pursuant to which Baxter and Edwards Lifesciences continued to provide, for a specified period of time, certain administrative services (primarily information systems support, payroll, accounting and warehousing and logistics support) that each entity historically provided to the other. These agreements required the parties to pay each other a fee that approximated the actual costs of these services. Additionally, subsequent to March 31, 2000, Edwards Lifesciences had continuing relationships with Baxter as a customer and supplier for certain products, and used Baxter as a distributor of the Company's products in certain regions of the world. Substantially all of these service agreements and relationships had been terminated as of December 31, 2002.

Sales to Baxter, acting in the capacity of the Company's distributor subsequent to the Distribution, represented approximately 8%, 11% and 12% of the Company's total net sales for 2002, 2001 and 2000, respectively.

In December 2001, the Chief Executive Officer of the Company received a $2.5 million loan pursuant to his employment agreement with the Company as approved by the Board of Directors. The loan was used for the purchase of his primary residence in connection with his relocation. The loan is non-interest bearing and is due in December 2006 or upon resignation or the termination of employment. The loan is collateralized by the Chief Executive Officer's primary residence.

Note 13.

OTHER (INCOME) EXPENSE, NET

	Years Ended December 31,		
(in millions)	2002	2001	2000
Legal settlement, net	$ (14.7)	$ —	$ —
Foreign exchange (gain) loss	(4.1)	5.0	2.3
Asset dispositions and write downs, net	2.3	6.5	0.5
Investment write-offs	1.4	—	—
Other	(0.3)	(0.9)	1.0
	$ (15.4)	$ 10.6	$ 3.8

Note 14.

INCOME TAXES

Edwards Lifesciences' operations prior to the Distribution were included in the consolidated income tax returns of Baxter. The income tax information for periods prior to the Distribution was calculated as if Edwards Lifesciences were a stand-alone affiliated group for those periods.

The Company's income (loss) before provision for income taxes was generated from United States and international operations as follows:

	Years Ended December 31,		
(in millions)	2002	2001	2000
United States	$ 3.5	$ (66.7)	$ (320.8)
International	52.5	58.3	62.4
	$ 56.0	$ (8.4)	$ (258.4)

The provision for income taxes consists of the following:

	Years Ended December 31,		
(in millions)	2002	2001	2000
Current			
United States			
Federal	$ 0.6	$ —	$ —
State and local	0.3	0.7	1.0
International including Puerto Rico	10.6	30.9	13.2
Current income tax expense	11.5	31.6	14.2
Deferred			
United States			
Federal	(7.4)	(15.3)	—
State and local	(0.9)	(5.1)	(0.9)
International including Puerto Rico	(2.9)	(9.7)	—
Deferred income tax benefit	(11.2)	(30.1)	(0.9)
Total income tax expense	$ 0.3	$ 1.5	$ 13.3

The components of deferred tax assets and liabilities are as follows:

December 31, (in millions)	2002	2001
Deferred tax assets		
Investments in unconsolidated affiliates	$ 29.7	$ —
Net operating loss carryforwards	19.0	13.2
Accrued liabilities	12.0	4.9
Other intangible assets	10.5	—
Allowance for doubtful accounts	7.9	5.5
Tax credit carryforwards	6.4	3.1
Compensation and benefits	5.6	6.7
Inventories	2.4	3.0
Other	9.9	4.7
Total deferred tax assets	103.4	41.1
Deferred tax liabilities		
Property, plant and equipment	(15.8)	(12.9)
Deferred gain on sale of assets	—	(13.9)
Other intangible assets	—	(10.0)
Other	(1.3)	(1.1)
Total deferred tax liabilities	(17.1)	(37.9)
Valuation allowance	(19.9)	(4.2)
Net deferred tax assets (liabilities)	$ 66.4	$ (1.0)

Deferred income taxes have not been provided on the undistributed earnings of the Company's foreign subsidiaries of approximately $80.1 million as of December 31, 2002 since these amounts are intended to be permanently reinvested in foreign operations. It is not practicable to calculate the deferred taxes associated with these earnings; however, foreign tax credits would likely be available to reduce federal income taxes in the event of distribution.

A reconciliation of the United States federal statutory income tax rate to the Company's effective income tax rate is as follows:

(in millions)	Years Ended December 31, 2002	2001	2000
Income tax expense (benefit) at U.S. federal statutory rate	$ 19.6	$ (2.9)	$ (90.4)
(Benefit) loss on sale of perfusion services business	(20.1)	11.0	—
Valuation allowance for loss on investment	13.8	—	—
Foreign income tax at different rates	(10.6)	(6.8)	(8.4)
Tax credits	(1.9)	(1.6)	(0.7)
State and local taxes, net of federal tax benefit	(0.1)	(3.0)	—
Nondeductible charges (Note 4)	—	—	99.9
Nondeductible goodwill	—	6.0	9.8
Other	(0.4)	(1.2)	3.1
Income tax expense	$ 0.3	$ 1.5	$ 13.3

The Company has manufacturing operations outside the United States, primarily in Puerto Rico, Switzerland and The Dominican Republic, which benefit from reductions in local tax rates under various tax incentives.

As a result of recent tax law developments and the filing of the Company's 2001 tax return, the Company recorded a $20.1 million tax benefit during 2002 related to the loss on sale of its United States perfusion services business in June 2001.

In exchange for the sale of the Novacor mechanical cardiac assist product line to WorldHeart in June 2000, the Company received WorldHeart preferred stock (see Note 4). In 2002, the investment in the WorldHeart preferred stock was deemed to be impaired and written down to its fair market value. Due to the uncertainty of using any potential tax benefit for the loss, a valuation allowance of $13.8 million has been established.

As of December 31, 2002, the Company has approximately $19.0 million of U.S. federal and state tax net operating losses and $5.5 million of tax credits available for carry-forward that will begin to expire in 2012 if not utilized. The Company also has approximately $38.2 million of foreign tax net operating losses available for carry-forward that will begin to expire in 2005 if not utilized and approximately $0.9 million of non-expiring tax credits that are available for carry-over. A valuation allowance of $6.1 million has been provided on certain foreign net operating losses and on an investment that would likely be subject to capital loss limitations.

Note 15.

LEGAL PROCEEDINGS

On June 29, 2000, Edwards Lifesciences filed a lawsuit for patent infringement against Medtronic, Inc., which, as amended, alleged infringement of three Edwards Lifesciences United States patents. On September 18, 2001, Edwards Lifesciences filed a separate complaint against Medtronic alleging infringement of a fourth Edwards Lifesciences United States patent. These lawsuits were filed in the United States District Court for the District of Delaware. Effective April 24, 2002, Edwards Lifesciences entered into an agreement with Medtronic resolving these patent infringement claims and dismissing the two lawsuits. Under the terms of the settlement, Edwards Lifesciences received a one-time cash payment of $20.0 million (recorded as a gain of $14.7 million, net of legal expenses, in Other (Income) Expense, net) and granted Medtronic a royalty-bearing license on two of the Edwards Lifesciences' patents. In addition, on July 2, 2002, Edwards Lifesciences and Medtronic submitted to binding arbitration on another of the patents in dispute. Medtronic prevailed in this arbitration and will not require an additional license.

On June 29, 2000, Edwards Lifesciences also filed a lawsuit against St. Jude Medical, Inc. alleging infringement of three Edwards Lifesciences United States patents. This lawsuit was filed in the United States District Court for the Central District of California, seeking monetary damages and injunctive relief. St. Jude has answered and asserted various affirmative defenses and counterclaims with respect to the lawsuits. On April 9, 2002, a fourth Edwards Lifesciences United States patent was added to the lawsuit. Discovery is proceeding.

Edwards Lifesciences is, or may be, a party to, or may be otherwise responsible for, pending or threatened lawsuits related primarily to products and services currently or formerly manufactured or performed, as applicable, by Edwards Lifesciences. Such cases and claims raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. Upon resolution of any pending legal matters, Edwards Lifesciences may incur charges in excess of presently established reserves. While such a charge could have a material adverse impact on Edwards Lifesciences' net income or net cash flows in the period in which it is recorded or paid, management believes that no such charge would have a material adverse effect on Edwards Lifesciences' consolidated financial position.

Edwards Lifesciences also is subject to various environmental laws and regulations both within and outside of the United States. The operations of Edwards Lifesciences, like those of other medical device companies, involve the use of substances regulated under environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify the potential impact of compliance with environmental protection laws, management believes that such compliance will not have a material impact on Edwards Lifesciences' financial position, results of operations or liquidity.

Note 16.

SEGMENT INFORMATION

Edwards Lifesciences manages its business on the basis of one reportable segment. Refer to Note 1 for a description of the Company's business. The Company's products and services share similar distribution channels and customers and are sold principally to hospitals and physicians. Management evaluates its various global product portfolios on a revenue basis, which is presented below, and profitability is generally evaluated on an enterprise-wide basis due to shared infrastructures. Edwards Lifesciences' principal markets are the United States, Europe and Japan.

Geographic area data includes net sales based on product shipment destination and long-lived asset data is presented based on physical location.

	As of or for the years ended December 31,		
(in millions)	**2002**	2001	2000
Net Sales by Geographic Area			
United States	$ 383.3	$ 420.8	$ 481.8
Europe	157.3	145.4	160.2
Japan	94.8	62.0	93.9
Other countries	68.6	63.9	67.9
	$ 704.0	$ 692.1	$ 803.8
Net Sales by Major Product and Service Area			
Cardiac Surgery	$ 365.9	$ 329.0	$ 311.2
Critical Care	230.3	209.9	217.3
Vascular	51.3	49.3	54.8
Perfusion	43.2	102.1	206.7
Other Distributed Products	13.3	1.8	13.8
	$ 704.0	$ 692.1	$ 803.8
Long-Lived Assets by Geographic Area			
United States	$ 572.2	$ 657.5	$ 772.7
Other countries	70.8	33.4	32.8
	$ 643.0	$ 690.9	$ 805.5

Note 17.

QUARTERLY FINANCIAL RESULTS AND MARKET FOR THE COMPANY'S STOCK (UNAUDITED)

Years ended December 31, (in millions, except per share data)	First quarter	Second quarter	Third quarter	Fourth quarter	Total year
2002					
Net sales	$ 162.3	$ 172.8	$ 165.8	$ 203.1	$ 704.0
Gross profit	93.2	98.4	95.9	117.4	404.9
Net income (loss)[(a)]	20.8	30.6	(17.4)	21.7	55.7
Earnings (loss) per common share					
Basic	0.35	0.52	(0.30)	0.37	0.94
Diluted	0.34	0.50	(0.30)	0.36	0.91
Market price					
High	29.60	28.05	25.75	27.50	29.60
Low	25.00	22.18	18.40	23.81	18.40
2001					
Net sales	$ 191.9	$ 192.4	$ 147.8	$ 160.0	$ 692.1
Gross profit	95.7	97.2	83.4	92.1	368.4
Net income (loss)[(b)]	12.7	(55.7)	14.5	17.1	(11.4)
Earnings (loss) per common share					
Basic	0.22	(0.95)	0.25	0.29	(0.19)
Diluted	0.21	(0.95)	0.24	0.28	(0.19)
Market price					
High	22.75	26.45	28.00	29.15	29.15
Low	16.75	17.80	20.40	22.60	16.75

(a) The third quarter includes (1) a $67.4 million pretax charge related to the impairment of the Company's investment in WorldHeart preferred stock, (2) a $20.1 million tax benefit related to the loss on sale of its United States perfusion services business in June 2001 resulting from tax law developments and the filing of the Company's 2001 tax return, and (3) a $3.3 million charge for legal, administrative and regulatory expense related to the acquisition of the cardiovascular business in Japan.

(b) The second quarter includes (1) a $68.2 million pretax loss on the sale of the Company's perfusion services business to Fresenius, and (2) a $14.8 million pretax charge consisting of the write-down of selected goodwill, intangible assets and other assets.

Number of Stockholders On February 28, 2003, there were 38,593 stockholders of record of Edwards Lifesciences' common stock.

Dividends Edwards Lifesciences has never paid any cash dividends on its capital stock and has no current plans to pay any cash dividends. The current policy of Edwards Lifesciences is to retain any future earnings for use in the business of the Company.

CORPORATE INFORMATION

Corporate Headquarters
Edwards Lifesciences Corporation
One Edwards Way
Irvine, CA 92614
(949) 250-2500
(800) 4-A-HEART
www.edwards.com

Annual Meeting
The Annual Meeting of Stockholders will be held on May 14, 2003 at 10:00 a.m. Pacific Time at the offices of Edwards Lifesciences Corporation, One Edwards Way, Irvine, California 92614.

SEC Form 10-K
A copy of Edwards Lifesciences' annual report to the Securities and Exchange Commission on Form 10-K is available without charge upon request to our Investor Relations department. It is also available on our Web site at www.edwards.com.

Stock Symbol
Edwards Lifesciences' stock is traded on The New York Stock Exchange (NYSE) under the symbol EW.


EW
LISTED
NYSE

Information on the Internet
Edwards Lifesciences' Web site at www.edwards.com provides access to a wide range of information for our customers, patients and shareholders. Persons interested in investing in Edwards Lifesciences are invited to visit the "Investor Information" section of our Web site to access our press releases, SEC filings and other company information.

Investor Information
Shareholders, securities analysts and investors seeking additional information about Edwards Lifesciences should contact:
David K. Erickson
Vice President, Investor Relations
(949) 250-2806 Phone
(949) 250-2248 Fax
investor_relations@edwards.com

Corporate Public Relations
Members of the news media should call: (949) 250-5070

Transfer Agent
Correspondence about share ownership, account status, the transfer or exchange of shares, lost stock certificates, duplicate mailings or change of address may be directed to:
EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940-3069
(800) 756-8200
Hearing impaired # TDD: (800) 952-9245
www.equiserve.com

Independent Accountants
PricewaterhouseCoopers LLP
Orange County, CA

Firms Following and/or Regularly Reporting on Edwards Lifesciences
Adams, Harkness & Hill
A.G. Edwards & Sons, Inc.
Bear, Stearns & Co. Inc.
Fahnestock & Co.
Goldman Sachs
J.P. Morgan Chase & Co.
Lazard Freres & Co. L.L.C.
Leerink Swann & Co.
Merrill Lynch
UBS Warburg
U.S. Bancorp Piper Jaffray
Wedbush Morgan Securities
William Blair & Company, L.L.C.

Edwards Lifesciences is an affirmative action, equal opportunity employer.

CORPORATE INFORMATION

Thank you to the patients and Edwards Lifesciences employees who contributed their time and images in the creation of this Annual Report.
Thank you to the Corvallis-Benton County Public Library, Corvallis, Oregon, for the use of their facility.

Trademarks

Edwards Lifesciences, Edwards, the stylized E logo, Carpentier-Edwards S.A.V., Edwards MC3, LifeStent, Life is Now, PERIMOUNT Magna and PreSep are trademarks of Edwards Lifesciences Corporation. Carpentier-Edwards, Carpentier-Edwards Physio, Lifepath AAA, PERIMOUNT and Swan-Ganz are trademarks of Edwards Lifesciences Corporation and are registered in the United States Patent and Trademark Office.

Design: Stoyan Design, Costa Mesa, California   Printing: Anderson Lithograph   Photography: Mark Joseph   Writing: Dan Gordon

CORPORATE OFFICERS











Michael A. Mussallem Chairman and Chief Exectutive Officer	Thomas M. Abate Corporate Vice President and Controller	André-Michel Ballester Corporate Vice President, Europe and Intercontinental
Bruce J. Bentcover Corporate Vice President, Chief Financial Officer and Treasurer (through March 17, 2003)	Anita B. Bessler Corporate Vice President, Global Franchise Management	Stuart L. Foster Corporate Vice President, Technology & Discovery
Bruce P. Garren Corporate Vice President, General Counsel and Secretary	Patricia L. Garvey, Ph.D. Corporate Vice President, Regulatory, Quality and Clinical Affairs	John H. Kehl Jr. Corporate Vice President, Corporate Strategy and Business Development
Corinne H. Lyle Corporate Vice President, Chief Financial Officer and Treasurer (effective March 17, 2003)	J. Randall Nelson Corporate Vice President, North America	Robert C. Reindl Corporate Vice President, Human Resources
Keith A. Reisinger Corporate Vice President, Technology	Huimin Wang, M.D. Corporate Vice President, Japan	Randel W. Woodgrift Corporate Vice President, Manufacturing

Our Credo

At Edwards Lifesciences, we are dedicated to providing innovative solutions for people fighting cardiovascular disease

Through our actions, we will become trusted partners with customers, colleagues, and patients – creating a community unified in its mission to improve the quality of life around the world. Our results will benefit customers, patients, employees and shareholders.

We will celebrate our successes, thrive on discovery, and continually expand our boundaries. We will act boldly, decisively, and with determination on behalf of people fighting cardiovascular disease.

Helping patients is our life's work, and *life is now*

Edwards Lifesciences Corporation

Annual Report 2002

LIFE



Edwards

At Edwards Lifesciences,
we are a global leader in the
fight against advanced
cardiovascular disease. Helping
patients is our life's work,
and it inspires our ideas and
defines our business strategy.
We embrace its challenges and
strive in all we do to improve
the lives of people suffering from
the world's leading killer.

LIFE, LIKE
OUR BUSINESS,
IS A JOURNEY
FILLED WITH...


IMAGINATION

ASPIRATION

AND NEW
EXPERIENCES
EVERY DAY.




THOUGHTFULNESS

AND STABILITY.

IT'S ABOUT CHALLENGE AND SUCCESS


RESPONSIBILITY


DEDICATION

AND COMMITMENT.

AT EDWARDS, HELPING PATIENTS IS OUR LIFE'S WORK


AND LIFE IS NOW.



Janalyn Poole

Janalyn was one of more than 6 million Americans suffering from severe angina – debilitating chest pain resulting from insufficient oxygen to the heart – when she underwent CO_2 Laser Revascularization, a proprietary surgical technology offered by Edwards in which a carbon dioxide laser is used to create small, precise channels in the heart muscle to increase circulation. A retired ICU nurse and recent first-time grandmother, Janalyn is back to enjoying life and pursuing her love of literature.



Bill Anderson

An active outdoorsman and former distance runner, Bill was working as associate director of Edwards Lifesciences' biostatistics department when his increasing, uncharacteristic fatigue was diagnosed as aortic valve insufficiency. After undergoing open-heart surgery and receiving a Carpentier-Edwards PERIMOUNT pericardial tissue valve, the retired university math professor, husband and father of two is back to hiking without limitation.



Robert Giaimo

A former U.S. Congressman, Robert was diagnosed with an abdominal aortic aneurysm (AAA) nearly 20 years ago, but recently it had become life-threatening. Conventional surgical repair would have been a highly invasive procedure, but fortunately, he was able to participate in the U.S. clinical trial for Edwards' Lifepath AAA Endovascular Graft System. Five days after his procedure, Robert was home and looking forward to returning to the golf course.



Merle Boatwright

Merle's congestive heart failure had become so severe, walking even short distances had become challenging. After traveling 19 hours, the mother of four and grandmother of three underwent surgical repair of her mitral and tricuspid valves with the Carpentier-Edwards Physio Annuloplasty ring and the new Edwards MC^3 Tricuspid Annuloplasty System, and was able to return to her family with renewed energy and hope.

Cardiovascular disease is the number-one cause of death in the world and among the top diseases in terms of health care spending in nearly every country. Globally, more than $280 billion is spent each year to treat it.

At Edwards Lifesciences,
we are committed to
improving the lives of people
with advanced cardiovascular
disease. We seek to provide
innovative solutions to
fulfill unmet patient needs
and deliver products of the
highest quality. And as long
as people are suffering
from this devastating disease,
our work will continue.



Michael A. Mussallem
Chairman and Chief Executive Officer

This letter to shareholders contains figures that are not prepared in conformity with Generally Accepted Accounting Principles ("GAAP"). Management has determined that inclusion of these non-GAAP figures provides a more meaningful comparison of the Company's ongoing operations. See page S30 for a reconciliation of the difference between the GAAP and the non-GAAP figures.

To Our Shareholders,

Life and Science, the two themes that bookend this annual report, drive what we do at Edwards Lifesciences. We are a company motivated by our desire to extend and improve the lives of people suffering from the debilitating effects of advanced cardiovascular disease, the world's leading killer. Our vehicle for enhancing patients' lives is science – we work diligently to develop, test and launch innovative technologies to fulfill unmet patient needs. As we pursue our scientific mission, we are rewarded by the realization that we are making a positive difference in patients' lives, and also with financial success that results in greater value for our shareholders.

2002: Near-Term Success, Long-Term Investment

I am pleased to report that in our third year as an independent company, we made significant progress in our continuing efforts to transform Edwards Lifesciences into a more profitable, faster-growing entity. In 2002, we met our sales growth and bottom-line goals, while dramatically increasing our investment in research and development (R&D). Our 2002 sales growth rate increased for the third consecutive year, reaching 7.0 percent underlying growth, and moved us closer to our long-term aspiration of annual double-digit gains. Net income was up 31.8 percent over 2001, excluding non-recurring items, and Edwards generated earnings before interest, taxes, depreciation and amortization (EBITDA) of $164 million. Importantly, while we delivered on our near-term commitments, we were also aggressive in investing in the company's long-term viability by advancing key growth initiatives through R&D spending (up 19 percent over 2001) and adding outstanding new talent to the Edwards organization.

The numbers tell only part of the story of our success. As the worldwide leader in heart valve therapy, Edwards continues to drive the global market shift from mechanical to tissue valves, and in 2002 we again contributed important innovations in tissue valve replacement and repair. Our Cardiac Surgery sales returned to historic double-digit growth levels in the second half of the year, and our strategy for further strengthening our global franchises through significant R&D investment paid dividends with the addition of several new state-of-the-art products to our portfolio. Most notably, our PERIMOUNT Magna pericardial valve, which is designed for optimal hemodynamics, was introduced in Europe and Canada, while our Carpentier-Edwards S.A.V. porcine bioprosthesis – a leading porcine valve internationally – received FDA approval and was introduced in the U.S., providing another option for clinicians seeking a porcine alternative for their patients. We also launched our Edwards MC^3 Tricuspid Annuloplasty System, the first three-dimensional annuloplasty ring designed specifically for surgical repair of the heart's tricuspid valve, garnering very favorable responses from the U.S. and European clinician communities. We believe our robust and unmatched pipeline of heart valve therapy products will sustain our growth and leadership for many years to come. There remains ample growth opportunity for tissue valve replacement and repair therapies as we work to further expand the heart valve market by developing less invasive repair and replacement approaches for patients who are not currently candidates for conventional valve procedures.

Other 2002 highlights include the favorable settlement of patent infringement litigation that we initiated against a major competitor in 2000, resulting in a cash settlement and ongoing protection of our valuable intellectual property. We also acquired the Japan business that had previously operated as a joint venture with Baxter International, further strengthening our position in one of our largest international markets. This transaction will add approximately $100 million annually to reported sales, but is not expected to impact the bottom line.

Not everything was ideally executed this year. We experienced more challenges than anticipated with the European launch of our Lifepath AAA Endovascular Graft System, a novel, less-invasive treatment for patients with potentially life-threatening abdominal aortic aneurysms, where adoption has been slower than expected. We remain optimistic that the adoption rates will increase as more long-term data demonstrate Lifepath AAA's therapeutic value, and about the product's potential in the U.S., where we completed our Phase II clinical trials and remain on track for a late 2004 commercial launch.

Investing Wisely, Progressing Toward Growth-Oriented Goals

We are strongly committed to continuing Edwards' growth through increased R&D investments, the establishment of new technology partnerships, and by making selective acquisitions. In 2002, we applied resources to accelerate our internal innovation process, and used our strong cash flows primarily to reduce debt and repurchase shares. As a result, Edwards is well positioned to move quickly when we see strategically sound opportunities to grow.

As we enter 2003, we remain focused on the aspirations we set when we became a publicly traded company – to leverage our strong base business into double-digit sales growth. We intend to shape the future treatment of advanced cardiovascular disease, and our R&D strategy involves exploring multiple treatment approaches. We are aggressively pursuing near-term strategic opportunities, such as our initiatives in stent technologies to treat peripheral vascular disease, and the application of proprietary laser systems to surgically treat atrial fibrillation. We are also exploring technologies with longer-term clinical potential, among them our recently announced partnership with Cook Biotech to pursue the creation of tissue-engineered heart valves as "living" replacement options for younger patients, and our angiogenesis development program with Sangamo BioSciences, which aims to use a gene therapy approach to trigger the growth of new blood vessels in diseased hearts.

While we continue to build our capacity to develop important new products to ensure our long-term growth, we are also delivering on our near-term financial objectives. As in previous years, we have set ambitious, growth-oriented financial goals for 2003. Our goals include underlying sales growth of 7 to 9 percent, net income growth of 14 to 16 percent, excluding the non-recurring items in 2002, free cash flow of $85 to $90 million, and continued investment in R&D at or above our sales growth rate. We also expect to generate more bottom-line growth from new products, among them, our Magna pericardial heart valve, which is on track to receive U.S. FDA approval in the second half of 2003. We also are on pace for the global launch of our LifeStent line of balloon- and self-expanding stents this year, representing an exciting opportunity for Edwards to gain a strong position in the large and rapidly growing peripheral stent market. Additionally, we expect to launch a new heart valve repair product for treating ischemic mitral disease.

A Promising Future

We have great optimism about Edwards' future. As a company, we are uniquely positioned, combining a 40-year track record of stability and leadership with the energy and determination of a newcomer in the process of transforming into a growth leader. We are large enough to fund our own growth and launch globally, yet small enough to be focused and agile to quickly pursue new opportunities. Our global leadership in two highly dependable core franchises - Cardiac Surgery and Critical Care - enables us to deliver solid results while pursuing additional growth opportunities. Many of our brands are recognized as best-in-class, attracting strong customer loyalty and sustaining leading market share positions. In addition, our global infrastructure enables us to maximize profitability and establish a presence in developing countries, where populations are living longer and the focus is shifting toward treating chronic conditions, including cardiovascular disease.

Above all, we are driven by the awareness that our work can make a difference in patients' lives. Cardiovascular disease is the world's leading killer, a complex and devastating condition that must be addressed by a host of players, and we are joined in this fight with other innovators, clinicians, public health and government regulatory agencies, medical institutions and patients. We are very proud of the contributions we have made thus far, but we recognize much more is yet to be accomplished. As we look to apply scientific breakthroughs to help improve the lives of people fighting cardiovascular disease, we remain guided by our Credo, which states, "Helping patients is our life's work, and life is now." We thank you for your support as we continue our journey in search of improving both life and science.



Michael A. Mussallem
Chairman and Chief Executive Officer

LIFE REFLECTS SCIENCE

SCIENCE
REFLECTS
LIFE